UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

☑	GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
METAMORPHIX, INC.
(Exact name of small business issuer as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	52-1923417 (I.R.S. Employer Identification No.)
8000 Virginia Manor Road Suite 140 Beltsville, Maryland (Address of Principal Executive Offices)	20705 (Zip Code)
(Issuer’s Telephone Number)
(301) 617-9080
Securities to be registered under Section 12 (b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

None	None
Securities to be registered under Section 12 (g) of the Exchange Act:
Common Stock, $0.001 par value
(Title of Class)

i

EXPLANATORY NOTE
      MetaMorphix, Inc. is filing this registration statement on Form 10-SB in order to become a reporting public company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under current Exchange Act rules, we must become a reporting company under the Exchange Act as a result of having in excess of 500 equity holders and $10,000,000 in assets at December 31, 2004.
FORWARD-LOOKING STATEMENTS
      Statements in this Form 10-SB that are not descriptions of historical facts are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward looking terminology such as “may,” “expects,” “believes,” “anticipates,” “intends,” “estimates,” “projects,” or similar terms, variations of such terms or the negative of such terms. Forward-looking statements are based on management’s current expectations. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth under “Description of Business”.

PART I

ITEM 1.	DESCRIPTION OF BUSINESS
Overview
      We are a life science company dedicated to the discovery and development of products for the livestock, animal and human health industries. By drawing on our two fundamental proprietary technologies — animal genomics and growth differentiation factors (GDFs) — we are seeking to develop products to substantially increase livestock quality and production efficiency, improve companion animal and livestock health, and potentially treat human muscle degenerative diseases and metabolic disorders.
      We are utilizing our genomic technology to provide the agriculture industry with trait identification and predictive diagnostic tools for beef and dairy cattle, swine, and poultry. These tools will enable our partners to substantially improve their production management and meet consumer demand for high quality meat products.
      We are focusing our growth differentiation factor efforts on Myostatin, a naturally occurring protein that acts to limit skeletal muscle development. It is one of eight GDFs to which we have exclusive rights for use in animals. We believe the inhibition of Myostatin has use in the livestock industry to facilitate the production of beef cattle, swine and poultry with more meat and less waste. Myostatin can potentially be used in humans to treat muscle degenerative diseases, including Muscular Dystrophy, muscle wasting, Cachexia, age related muscle loss (Sarcopenia), and metabolic disorders, such as Type II Diabetes and obesity.
      We have industry partners and collaborators that validate our livestock genomics and GDF technologies. In genomics, we have exclusive development and marketing agreements with Cargill Incorporated, the world’s second largest beef processor and feedlot operator, and Monsanto, the world’s second largest swine breeder. In companion animals we have an agreement to provide canine DNA testing services for the American Kennel Club.
      In the GDF area, we have entered into collaborative agreements with two top chicken processors in the United States. Also, we have formed a joint venture with Willmar Poultry, the world’s largest supplier of day old poults for the development of Myostatin applications in turkeys. In human health, we have granted an exclusive license to Wyeth for the GDF technology including Myostatin.
Our Proprietary Technologies
      By drawing on our two fundamental proprietary technologies — animal genomics and growth differentiation factors (GDFs) — we are seeking to develop products that significantly increase quality and production efficiency in all major livestock species including cattle, swine and poultry. We are also relying on these technologies to develop products that improve companion animal and livestock health, and to discover and license targets to pharmaceutical companies that develop therapies for better management of human metabolic and muscular degenerative diseases.
Animal Genomics
      Genomics, the sequencing and analysis of the genetic make-up of organisms, and proteomics, the identification and analysis of the proteins encoded by the genes in the genome, are projected to be the dominant future technologies for livestock production and animal and human health. Together, these two disciplines enable the profiling of individuals to define normal physiological variation and disease states. In human health, these technologies have spawned an entirely new industry based on diagnostics and drug development for disease prevention and treatment. Analogous opportunities exist in animal health and agriculture. Additionally genomics offers the opportunity to create superior livestock breeds in terms of production efficiency, meat quality and nutrition.
      In February 2002, we acquired, through a license agreement with the Celera Genomics Group of Applera Corporation (the successor to its wholly-owned subsidiary, PE Corporation, which subsequently merged with and into Applera Corporation) (“Celera”) some of its animal genotyping and related assets, rights to the cattle, swine and chicken genome sequences and SNP maps for use in agriculture. See “Licenses, Acquisitions and Collaborative Agreements.” In addition, we obtained access to Celera’s human and mouse genomic maps and related bioinformatics and analysis tools. Also included in the acquisition was the canine and cattle genotyping business. Collectively, we refer to this acquisition as Celera AgGen, which we operate through MMI Genomics, Inc., our wholly owned subsidiary in Davis, California.
      As a result of extensive industry-wide consolidation, vertical integration and the increased impact of technology, dramatic changes in the size, structure, and management of livestock operations have occurred over the last several decades. These changes have underscored the need of livestock producers and processors to continually reduce costs and improve profits. We believe our greatest opportunity in the livestock industry lies in the development of SNP-based, predictive diagnostics that enable producer/ processors and breeders to make better informed, more precise decisions that improve livestock growth potential, carcass quality, production efficiency, and nutritional value. Genetic markers, based on single nucleotide polymorphisms (SNPs), are abundant and distributed throughout an animal’s DNA. SNPs can be used as a predictive, diagnostic tool to determine the specific genes contributing to a desired trait. Through our proprietary access to whole genome information, we have generated dense SNP maps in cattle, swine and chickens. These SNP maps, when used as part of our GENIUS-Whole Genome Systemtm, correlate SNP patterns with complex traits such as tenderness, marbling, and average daily gain. These predictive diagnostics are expected to have several significant applications including cattle feedlot management, tenderness certification, selection of genetically superior animals in breeding programs and animal identification.
      The commercial opportunities for our genomic technology vary according to the livestock sector. For cattle, the use of SNP-based, predictive diagnostics for each animal entering the feedlot phase of production is a commercially viable concept due to the high value of each individual animal. The ability to identify superior cattle at the beginning of production would result not only in substantial cost savings, but would enable the processor to brand or certify meat that contains traits desired by the consumer. The production system and individual animal values are different in the swine and poultry industries, and, accordingly, we intend to market our predictive diagnostic tools in those species to create superior breeds.
      In order to support development and commercialization of our genomic technology we have entered into contracts with livestock production and/or breeding companies. In May 2002, we entered into an exclusive agreement with Caprock Cattle Feeders and Excel Corporation, both part of Cargill, Incorporated (collectively, “Cargill”). Under the terms of the agreement, the parties agreed to jointly develop and commercialize products for the cattle industry intended to be predictive of traits that improve production economics or meet consumer demands for consistency and tenderness. See “Licenses, Acquisitions and Collaborative Agreements.” We were entitled to payments of up to $10,200,000 upon completion of the milestones set forth in the work plan delineated in the Cargill Agreement. The work plan was completed in September 2004. To date, we have received full payment, comprised of a $2,040,000 up-front payment, a $2,260,000 milestone payment with the completion of the SNP validation phase, $5,500,000 with the completion of a two part association study correlating a pattern of SNPs with the desirable traits and the final $400,000 milestone payment after the successful initial validation of the diagnostic traits. The third stage of the collaboration is Cargill’s implementation of the SNP-based, predictive diagnostic tools in a beta-test population of commercial cattle. This beta-test of between 40,000 and 60,000 animals is expected to begin in the second quarter 2005 and is expected to be completed in early 2006. If the beta test is successful, we and Cargill expect to jointly commercialize the technology for use in the cattle industry.
      In June 2004, we entered into a Swine Improvement Agreement with Monsanto Company. Under the collaboration, we are providing Monsanto with an exclusive royalty-bearing license to access our porcine GENIUS-Whole Genome Systemtm, which utilizes a map of approximately 600,000 SNPs, and the associated intellectual property. In addition, we will provide consulting and support in the use of its database resource. Monsanto Choice Genetics, a division of Monsanto Company, is a swine breeding company focused on providing high quality genetics to pork producers, packers and consumers. Using MetaMorphix’s GENIUS-Whole Genome Systemtm, Monsanto hopes to improve the efficiency of identifying naturally occurring genetic variation and accelerate its ability to bring these improvements to the marketplace. Monsanto will be obligated to pay royalties to us if the research performed using the database creates product enhancements which generate increased revenues from base revenues calculated for the 12 month period immediately prior to product introduction. We received $1,000,000 from Monsanto in June 2004 as a license fee for access to our database.
      We are exploring opportunities with key breeders in the chicken industry; however, there can be no assurance that we will enter into arrangements with any additional customers.
      We are currently providing genotyping services to the livestock and companion animal industries using DNA-based systems that have been developed for animal parentage and identification. These DNA-based tests are used by breed registries and commercial enterprises to maintain breed integrity and provide information to breeders for reliable breeding decisions. We provide DNA testing for a large number of canine registries, cattle breed associations and commercial ranches. We are the principal provider of DNA testing to the American Angus Association, the world’s largest beef cattle breed association, and the American Kennel Club, the largest canine registry in the world. These and all other relationships currently generate revenue in excess of $2,000,000 annually.
Growth Differentiation Factor Technology
      We were formed in 1994 for the purpose of combining the intellectual property and technological expertise of Genetics Institute, Inc. (now part of Wyeth) and The Johns Hopkins University School of Medicine, both of which were pursuing growth differentiation factor, or GDF, discovery and development. This research collaboration resulted in the discovery of 16 novel GDFs. Pursuant to an Amended and Restated Collaboration Agreement between us, Genetics Institute and Johns Hopkins, we have the exclusive right to develop and commercialize certain GDFs discovered by Johns Hopkins and Genetics Institute. We have retained the right to agricultural and veterinary applications of the factors we selected under the terms of the agreement. We have granted Wyeth the exclusive right to pursue human therapeutic applications for our entire GDF portfolio in exchange for milestone payments, royalties and access to research and development advances. See “Licenses, Acquisitions and Collaborative Agreements.”

Myostatin
      Our initial focus in the GDF area has been on technologies incorporating Myostatin (also known as GDF-8), a naturally occurring, patented protein that acts to limit skeletal muscle development. Studies have demonstrated that the removal or inhibition of Myostatin results in accelerated and increased development of skeletal muscle tissue (i.e., meat). We have an early stage discovery initiative focused on the identification of agents to effect the inhibition of Myostatin in beef, poultry and swine.
      We expect our Myostatin-based technology to benefit the global livestock industry dramatically by improving production efficiencies, reducing production time, improving quality and nutritional value and decreasing the production of animal waste. Based on the data we have analyzed from published sources, we believe specific benefits of Myostatin to the agricultural industry include:

•	Producing animals with up to 8% to 21% more meat;

•	Improving the feed conversion ratio (the ratio of pounds of feed required to produce a pound of meat) by as much as 10%;

•	Decreasing the time required to reach a target weight by 10% to 25%;

•	Producing higher quality meat, including meat with 50% less fat content, higher protein content, improved tenderness and better flavor;

•	Reducing animal waste; and

•	Accelerating market branding of animal food products.

      We have entered into letters of intent and limited licenses with two of the world’s leading chicken processors. These companies have agreed to participate in commercial scale trials of Myostatin inhibitors to ascertain the “value added” by this technology. Thereafter, we will negotiate in good faith to enter into long-term license agreements. We are also seeking partners in the cattle and swine industries for Myostatin inhibitors. There can be no assurance, however, that definitive license agreements will be entered into with any such entities. See “Licenses, Acquisitions and Collaborative Arrangements.”
      Pursuant to our cross-licensing arrangement with Wyeth, we have agreed to share the results of our Myostatin research, as well as reagents and product candidates. See “Licenses, Acquisitions and Collaborative Arrangements.”

Other GDFs in Development
      In addition to Myostatin, we have the opportunity to pursue the development of up to seven other proprietary GDFs as novel agricultural products. GDF-9 has been identified as playing a key role in the development of the fertilized embryo. We believe that a potential agricultural use for GDF-9 could be the regulation of livestock fertility, while potential human uses include the treatment of infertility and nonsteroidal contraception. In addition, GDF-12 has been found to play a specific role in liver growth and development and could be used in the treatment of liver diseases such as cirrhosis, hepatitis and liver cancer. We do not intend to devote any significant resources to either of these growth differentiation factors during the foreseeable future as any funds available to pursue our GDF technology will be allocated to Myostatin.

Human Applications
      We have granted Wyeth an exclusive license for human applications of our GDF portfolio. Wyeth has a significant development program for Myostatin based on this license that is currently targeting the treatment of Type II Diabetes, obesity, Muscular Dystrophy, and other muscular degenerative diseases. We have the potential to collect up to $10,300,000 in developmental milestone payments as well as royalties on product sales of between 4.5% and 6.5% in the event Wyeth successfully commercializes any human applications for Myostatin.
      Myostatin, one of the GDF’s sublicensed to Wyeth, is a naturally occurring protein that acts to limit skeletal muscle development. Numerous scientific studies support that Myostatin inhibitors may have significant potential as treatments for muscular degenerative diseases such as Muscular Dystrophy, muscle wasting (Cachexia), Sarcopenia (age-related loss of muscle) as well as the metabolic diseases Type II Diabetes and obesity. In June 2004, Wyeth announced that they filed an IND (Investigative New Drug) application with the U.S. Food and Drug Administration (“FDA”) for MYO-029, an antibody against Myostatin for the treatment of Muscular Dystrophy and Sarcopenia. Phase I trials for Muscular Dystrophy have been completed and Phase II trials have commenced. Because the regulatory approval process for human therapeutics is extremely lengthy, costly and uncertain, we do not anticipate receiving any royalty revenues from this license arrangement in the near term, if ever.
Additional Technologies
      In August 2000, we obtained our technology related to immunopharmaceuticals when we acquired substantially all of the assets relating to the animal health immunopharmaceutical business of Biostar Inc., a privately-held Canadian company. See “Licenses, Acquisitions and Collaborative Agreements”. Immunopharmaceuticals cause the formation of antibodies that neutralize or block the activity of endogenous hormones and other molecules that regulate important biological functions. As a result of the Biostar acquisition, we plan to develop immunosterilants to enable more efficient livestock production as well as nonsurgical neutering based on the generation of antibodies against gonadotropin-releasing hormone (GnRH). We plan to develop vaccines against GnRH for use in the swine, companion animal, and cattle market segments.

Our Business Strategy
      Our goal is to develop products that add value to major livestock and animal health market segments and license our technologies to the human health industry. Key elements of our strategy include:

•	License the technology to agricultural processors and breeders.

•	Licensees pay us for development of the specific technology through license fees and milestone payments

•	During commercialization, licensees pay us royalties based on our recovering a portion of the value created.

•	Licensing our growth differentiation factor technology to a major human therapeutic company
      We expect our animal genomics product opportunities to provide revenue and business growth in the near term. Revenue from our Myostatin agricultural and human health applications, that require regulatory approval, should provide mid-term business growth. Longer term, we expect that our gene discovery and proteomics will provide product development and revenue opportunities.
Licenses, Acquisitions and Collaborative Agreements
General
      We obtained exclusive rights to our livestock genomic technology from the Celera Genomics Group, our GDF technology from The Johns Hopkins University and Wyeth, and our immunopharmaceutical technology from the University of Saskatchewan. A discussion of the rights for each technology, as well as subsequent development and commercialization agreements are described below.
Animal Genomics

Celera Acquisition
      On February 28, 2002, we acquired some of the animal-related assets of the Celera Genomics Group of Applera Corporation. We simultaneously entered into a Livestock Database License Agreement (“Celera License Agreement”) with PE Corporation (now Applera) through Celera. Under the Celera License Agreement, Celera granted to us a non-exclusive, perpetual worldwide license (with no right to sublicense) to access and to use certain of its cattle, swine and chicken genomic database products, SNP maps and tools (e.g. software) in connection with livestock and aquaculture production. Our license was subsequently converted to an exclusive license in June 2004. Pursuant to the Celera License Agreement, we also have a right of first refusal for Celera’s services for genome and SNP map production for food producing animals other than cattle, swine and poultry in connection with livestock and aquaculture production.
      In consideration for these assets and licenses, we issued 2,000,000 shares of Series E Preferred Stock to Celera and made a deferred cash payment of $2,000,000. The Celera License Agreement contains revenue sharing and royalty provisions that obligate us to pay Celera a percentage of any economic consideration we receive from a contract or business relationship in the cattle area for a period of 15 years; and a percentage of any consideration we receive from a collaboration entered into prior to February 28, 2006 in the swine or poultry area. Cattle-related payments will be offset against a $500,000 annual payment we are required to make to Celera under the agreement. We received $1,000,000 from a swine collaborative partner, and were required to pay $1,000,000 to Celera, in which event $1,000,000 will be excluded from the calculation of economic consideration for purposes of calculating a revenue sharing payment. Pursuant to a separate agreement entered into with Celera, we are obligated to make quarterly payments of $125,000 for subscription-based access to Celera’s human genome database and analysis software. In the event of a breach of a representation or obligation by a party under the Celera License Agreement, the non-defaulting party may terminate the agreement by delivery of notice to such defaulting party. If such default has not been cured by the end of the applicable cure period, the agreement will be terminated. The agreement may also be terminated in the event of a bankruptcy or insolvency event of one of the parties.

Cargill Agreement
      On May 9, 2002, we entered into a Joint Development and Marketing Agreement (the “Cargill Agreement”) with Excel Corporation (a subsidiary of Cargill, Incorporated) and Cargill, Incorporated through its Caprock Business unit (collectively “Cargill”). Under the terms of the agreement, the parties agreed to jointly develop and commercialize products for the cattle industry intended to be predictive of traits that improve production economics or meet consumer demands for consistency and tenderness. To date, we have received full payment, comprised of a $2,040,000 up-front payment, a $2,260,000 milestone payment with the completion of the SNP validation phase, $5,500,000 with the completion of a two part association study correlating a pattern of SNPs with the desirable traits and the final $400,000 milestone payment after the successful initial validation of the diagnostic traits. The third stage of the collaboration is Cargill’s implementation of the SNP-based, predictive diagnostic tools in a beta-test population of commercial cattle. This beta-test of between 40,000 and 60,000 animals is expected to begin in the second quarter 2005 and is expected to be completed in early 2006. If the beta test is successful, we and Cargill expect to jointly commercialize the technology for use in the cattle industry.
      All information and data resulting from our efforts under the work plan will be the joint intellectual property of the parties. After the term of the Cargill Agreement, the parties may commercialize joint intellectual property subject to certain royalty payments being made to the other party. In accordance with the Cargill Agreement, upon the completion of the beta test, the parties have agreed to negotiate in good faith to enter into a Joint Commercialization Agreement. Among other provisions, we anticipate, based on preliminary discussions with Cargill, that the Joint Commercialization Agreement will provide for the equal division of all profits and losses between the parties and that technologies and products developed thereunder will have a target price equal to approximately 30% of the value added through the use of the predictive diagnostic tools. There can be no assurance that the final agreement we reach with Cargill will be these terms. For a defined period, Cargill will have the exclusive right to use the joint intellectual property on a commercial scale in its feedlots with all samples to be analyzed at our genotyping facility on a fee-for-service basis.

Monsanto Agreement
      In June 2004, we entered into a Swine Improvement Agreement with Monsanto Company. Under the collaboration, we are providing Monsanto with an exclusive royalty-bearing license to access our swine GENIUS-Whole Genome Systemtm which utilizes a map of approximately 600,000 SNPs, and the associated intellectual property. Monsanto will be obligated to pay royalties to us of up to 17.5% if the research performed using the database creates product enhancements which generate increased revenues from base year revenues calculated for the 12 month period immediately prior to product introduction. We received $1,000,000 from Monsanto in June 2004 as a license fee for access to our database.
Growth Differentiation Factor Technology

Amended and Restated Collaboration Agreement with Genetics Institute and The Johns Hopkins University
      On January 26, 1999, we entered into an Amended and Restated Collaboration Agreement (the “Collaboration Agreement”) with The Johns Hopkins University School of Medicine and Genetics Institute, Inc. (now a division of Wyeth) whereby the parties confirmed and redefined their 1994 Collaboration Agreement, with respect to the discovery and characterization of GDFs in the TGF- ß superfamily. The Collaboration Agreement provided for a “sponsored research plan” to be conducted by Johns Hopkins and a “collaborative research plan” that included requirements for mutual reporting of findings, to be conducted by us and Wyeth. The Collaboration Agreement also continued and confirmed our exclusive, worldwide, royalty bearing licenses to Myostatin (GDF-8) and certain other GDFs (and Johns Hopkins’ and Wyeth’s patent rights in such factors) and non-exclusive, perpetual royalty-free licenses to Johns Hopkins’ and Wyeth’s know-

how relating to such factor patent rights, in each case, for commercialization within the agricultural and veterinary fields. We have also granted an exclusive, worldwide, royalty bearing license to Genetics Institute with respect to GDF-8 (Myostatin) and certain other GDFs (and Johns Hopkins’ and our patent rights in such factor) and a non-exclusive, perpetual, royalty-free license in our and Johns Hopkins’ know-how relating to such factor patent rights, in each case, for commercialization in the field of human therapeutics. Under this Collaboration Agreement, we have the potential to $10,300,000 in developmental milestone payments as well as royalties on product sales in the event Wyeth successfully commercializes any human applications for Myostatin technology. Royalties to be derived from sales of Myostatin and other human GDFs commercialized by Wyeth range from 0.5% to 6.5% depending on certain variables.
      The Collaboration Agreement provides for the payment of nominal annual licensing and maintenance fees by us to Johns Hopkins. In addition, Johns Hopkins will be entitled to royalties of 3.5% on sales by us and our sublicenses of Johns Hopkins’ licensed products.
      Under the Collaboration Agreement, we owe to Johns Hopkins reasonable efforts in their scientific and business judgment to seek commercialization of each GDF. Licenses granted under the Collaboration Agreement continue in effect until the expiration of the last patent licensed. However, failure to achieve certain payment and performance milestones may cause termination of the licenses granted to us in the Agreement. The Collaboration Agreement had previously been amended twice by the parties — first on January 22, 2002 and again on September 30, 2002 — in each case to extend the term of the sponsored research plan conducted by Johns Hopkins. We have historically renewed the sponsored research agreement on an annual basis and anticipate renewing such agreement again. We are currently in arrears with respect to approximately $755,000 of research funding we agreed to provide to Johns Hopkins. Johns Hopkins does not have the right to terminate the Collaboration Agreement for non-payment.
      As part of our original agreement with Genetics Institute (predecessor to Wyeth), we received a $2,200,000 unsecured loan from Genetics Institute that was due and payable on January 1, 2005 in cash or, at our option if our common stock is then publicly traded, in Common Stock at a per share price equal to the average closing price for the ten trading days ending on the fifth day prior to the maturity date. Genetics Institute had the right, on or before December 31, 2004, to convert the loan into Common Stock at a per share price equal to (i) if publicly traded, 125% of the initial public offering (“IPO”) price or (ii) if not publicly traded, a price to be negotiated in good faith by Genetics Institute and us. In January 2005, Wyeth and we agreed to extend the repayment period to January 1, 2008. Interest will now accrue on the original principal, $2,200,000 plus accrued interest of $988,601 at the prime rate. At its option, Wyeth may offset any amounts due us against our obligation. Wyeth also has the option to call the note upon the closing of an IPO. Failure to repay the Wyeth loan will result in the imposition of a penalty interest rate and possible action for collection but will not constitute a default under the Collaboration Agreement.

Cross-License Agreement with Wyeth
      On October 14, 2002, we entered into a Cross License Agreement with Wyeth by and through Genetics Institute (the “Cross License”) in order to expand the sharing of research information and reagents to include present and future confidential information and reagents with regard to Myostatin and the partys’ existing cross licenses under the Collaboration Agreement. Additionally, under the Cross License, each party received from the other, to the extent not granted under the Collaboration Agreement, an exclusive, worldwide, royalty-bearing license under each respective party’s Myostatin technology and the right to commercialize Myostatin licensed products in the agricultural and veterinary field, with respect to us and the human therapeutic field, with respect to Wyeth. Upon the expiration of any patent rights licensed under the Cross License, each licensor shall retain a fully-paid, royalty-free, perpetual, irrevocable, non-exclusive license to use the other party’s related know-how.

      The Cross License entitles us to receive a royalty of up to 4.5% of net sales (as defined in the Collaboration Agreement) and an additional 2.0% of net sales upon Wyeth’s use of our technology (as defined in the Cross License) in the event Wyeth is successful in commercializing Myostatin for human therapeutic application. We are obligated to pay Wyeth a maximum royalty of 2% of net sales should we choose to utilize Wyeth technology (as defined in the Cross License) in commercializing Myostatin within the agricultural or veterinary field. The Cross License will terminate upon the expiration of the last exclusive license granted thereunder or earlier in the event of a breach of the terms of the Cross License.

Chicken Commercial Licensing
      On July 28, 2000 and November 10, 2000 we entered into Letters of Intent and Limited License Agreements with two of the world’s largest Chicken producers for a limited non-exclusive use of our Myostatin technology. In accordance with the terms of these Agreements, the parties will participate in commercial scale trials of the Myostatin technology to determine the “value added” by such technology. These Agreements will terminate upon the completion of the commercial scale trials.

Turkey Myostatin Joint Venture
      On September 4, 2002, Willmar Poultry Company, Inc. (“Willmar”), a leading supplier of day-old turkeys and vaccination equipment to the U.S. and Canadian turkey production industry, and we formed the Willmar/ MetaMorphix Turkey Joint Venture, LLC (the “Joint Venture”) and entered into a related Limited Liability Company Agreement (the “LLC Agreement”). The 50-50 Joint Venture was formed for the purpose of developing and commercializing Myostatin related products in the turkey market using the value added strategy described above. Pursuant to the LLC Agreement, each of Willmar and we have granted to the Joint Venture an exclusive license in its respective Myostatin technology (owned or subsequently owned) for use in the turkey market in North America. The LLC Agreement provides that all costs and profits will be shared 50-50 and targets a price for potential customers in excess of 30% of the value added to their livestock. To date there have been no transactions to account for under this Joint Venture.
Additional Technology

Immunopharmaceuticals
      On August 15, 2000, we acquired substantially all of the assets relating to the animal health immunopharmaceutical business (including certain patent and licenses relating to Myostatin technology) of Biostar Inc., a privately-held Canadian company. The purchase price consisted of up to $2,500,000 in cash and 1,359,733 shares of our common stock. Of the cash amount, $500,000 has been paid to date, with payment of the remaining $2,000,000 being subject to attainment of the following two performance milestones: (i) if Biostar obtains a particular claim from the U.S. Patent and Trademark Office, it will be entitled to a $1,000,000 payment from us, and (ii) if we demonstrate “proof of concept” by August 2004, Biostar will be entitled to a $1,000,000 payment by us. These milestones have not been met and therefore we do not anticipate making the milestone payments to Biostar. As part of the Biostar acquisition, we entered into a license agreement with the University of Saskatchewan, and the Veterinary Infectious Disease Organization (“VIDO”) to obtain rights to a leukotoxin protein carrier with potential for use as a means to deliver GDFs, including Myostatin. Pursuant to this agreement, we are obligated to make quarterly payments of $37,500 Cdn. (which will increase to $50,000 Cdn. in 2006) as a minimum royalty fee. We currently owe $93,409 as of December 31, 2004. The agreement also provides for the payment of royalties to VIDO if we commercialize a product incorporating this protein carrier.
Other Agreements
      We have entered into various other research, license and collaboration agreements with third parties, a number of which have expired by their terms or been terminated. We currently have no significant payment obligations in connection with these agreements.

Research and Development
      During the years ended December 31, 2002, 2003 and 2004, we spent approximately $3,610,502, $3,674,157 and $4,364,421, respectively, on research and development. It is anticipated that the majority of the costs associated with development of our genomic predictive diagnostic tools will be funded by proceeds of contracts with our collaborative partners and will be expensed as costs of goods sold.
Patents and Proprietary Rights
      At December 31, 2004, we either own or have license to 36 issued U.S. patents, and 30 issued foreign patents. Our patents expire at various dates, during the period commencing on March 19, 2013 through January 7, 2024. There are a large number of applications pending in both the U.S. and foreign patent authorities. Patent prosecution and maintenance expense represents one of our significant business expense elements. At the time of preparation of this document, we are not involved in any patent disputes or litigation anywhere in the world. We remain confident that we have adequate patent protection for our key technologies, an opinion supported by licensing and partnering overtures by others interested in these technologies. We also rely on trade secret protection for our confidential and proprietary information. We require each of our employees, consultants and advisors to execute a confidentiality agreement upon the commencement of employment with us. The agreements generally provide that all trade secrets and inventions conceived by the individual and all confidential information developed or made known to the individual during the term of his or her relationship with us shall be our exclusive property and shall be kept confidential and not disclosed to third parties, except in specified circumstances.
Government Regulation

Animal Health and Agriculture
      Our research, development, manufacturing, and marketing of our animal health and agricultural product candidates, if any, are, with the exception of our in-house canine and cattle genotyping services and SNP-based, predictive diagnostics, subject to regulatory approval processes administered by the FDA and other regulatory agencies in the United States and abroad.
      The manufacture and sale of animal pharmaceuticals are regulated by the Center for Veterinary Medicine (“CVM”) of the FDA. A new animal drug may not be commercially marketed in the U.S. unless it has been approved as safe and effective by CVM. Approval may be requested by filing a New Animal Drug Application (“NADA”) with CVM containing substantial evidence as to the safety and effectiveness of the drug. Data regarding manufacturing methods and controls are also required to be submitted with the NADA. Manufacturers of animal drugs must also comply with Good Manufacturing Practices and Good Laboratory Practices. Sales of animal drugs in countries outside the U.S. require compliance with the laws of those countries, which may be extensive.

Human Therapeutics
      The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of product candidates.
      The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	Preclinical laboratory and animal tests;

•	Submission to the FDA of an Investigational New Drug, or IND, application which must become effective before clinical trials may begin;

•	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in intended use; and

•	Submission to the FDA of a New Drug Application that must be approved.
      The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that our collaborators will be granted any approval on a timely basis, if at all.
      Preclinical studies include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess its potential safety and efficacy. The results of the preclinical studies are then submitted, together with manufacturing information and analytical data, to the FDA as part of an IND application, which must become effective before human clinical trials may begin human. The IND automatically becomes effective 30 days after the FDA acknowledges that the filing is complete, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the preclinical trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Further, an independent Institutional Review Board at each medical center proposing to conduct the clinical trials must review and approve any clinical study.
      Human clinical trials are typically conducted in three sequential phases which may overlap:

•	Phase I: The drug is initially administered into healthy human subjects or subjects with the target condition and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	Phase II: The drug is administered to a limited subject population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase III: When Phase II evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded population at geographically dispersed clinical study sites.
      In the case of product candidates for severe or life-threatening diseases such as Muscular Dystrophy, the initial human testing is often conducted in affected subjects rather than in healthy volunteers. Since these subjects already have the target condition, these clinical trials may provide initial evidence of efficacy traditionally obtained in Phase II clinical trials and thus these clinical trials are frequently referred to as Phase Ib clinical trials.
      We cannot be certain that Wyeth will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or the Institutional Review Boards or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk.
      The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of a new drug application for approval of the marketing and commercial shipment of the product candidate. The FDA may deny a new drug application if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the new drug application does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.
      Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product candidate. Government regulation may delay or prevent marketing of potential products for a considerable period of time and to impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our product candidates on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing product candidates abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.
      Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with current Good Manufacturing Practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that our collaborative partner or their present or future suppliers will be able to comply with the current Good Manufacturing Practices and other FDA regulatory requirements.
      The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements.
      Companies and their product candidates are also subject to a variety of state laws and regulations in those states or localities where they are or will be marketed. Any applicable state or local regulations may hinder the ability to market our product candidates in those states or localities.
      The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our collaborators potential products. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations which could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation which might arise from future legislative or administrative action, either in the United States or abroad.

Foreign Regulation and Product Approval
      Outside the United States, the ability to market a product candidate is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process involves all of the risks associated with FDA clearance discussed above.

Other Regulations
      We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Marketing and Sales
      Our principal customer base consists of breeders, producers and processors in the cattle, swine and chicken industries and companion animal breeders and owners. We believe that cattle and companion animals represent the largest source of near-term future revenues. Consequently most of our marketing effort is devoted to these areas. We seek to focus our marketing efforts or increase our visibility to these groups in a number of ways:

•	Direct Sales. We have a direct field sales force that actively solicits business from both cattle and companion animal breed registries, makes sales presentations on our products and capabilities and initiates contractual sales agreements.

•	In-House Customer Service Center. We maintain a customer service center in our Davis, California facility, to answer customer questions related to our cattle and canine products, facilitate the tracking of customer samples that we receive and expedite results back to our customers.

•	Trade Shows and Conferences. Many livestock associations conduct annual conventions, trade shows or conferences which typically include a series of speakers and/or workshops, and an exhibition area where industry affiliates can promote their products. We attend a number of these shows per year and present as a speaker or panelist on topics related to animal genomic technology and/or promote our technologies.

•	Trade Journals Advertising and Articles. There are about a dozen publications aimed at the livestock industry of which three or four focus most narrowly on the cattle livestock industry. Last year we advertised in several of these publications. Our advertisements targeted specific customers who are most likely to use our predictive diagnostic products. In addition, we contribute to articles in trade and scientific journals on the use of genomics and predictive diagnostic tools in breeding strategies.
Competition

Animal Genomics
      Through our agreement with Celera, we have exclusive access to complete genomic sequences and dense SNP maps for cattle, swine, and chicken that can be used with our proprietary GENIUS-Whole Genome Systemtm for the development of diagnostics that are highly predictive of complex traits. We believe this provides us with an important research benefit and a temporal and competitive advantage. This proprietary ability will permit us to rapidly design precise tests to detect specific genetic traits that are otherwise difficult to characterize. This information can be used to select superior breeding stock, characterize specific traits in animals in order to optimize their management, and/or for certification of specific properties or traits in individual animals.
      We are aware of other companies that have developed, are developing, or have licenses to technologies in these areas, including Pyxis Genomics, Bovigen Solutions, SyGen International, Genetic Solutions, Igenity and Viagen. Public tools that are broadly available to potential competitors in most major livestock species include partial genome sequences, the use of express sequence tags (ESTs), microsatellites (repeated sequence polymorphisms), and quantitative trait loci (QTLs). Although certainly useful, we believe these tools permit examination of relatively small regions of the genome and comparative gross mapping in contrast to our use of the entire genomic sequence and high-density SNP maps. Public funding has invested heavily into large-scale sequencing efforts and as a result, whole genome sequences and SNP maps for chicken and cattle have recently become publicly available. We expect our field to become more competitive with companies and academic institutions seeking to develop competitive technologies and products as a result of access to these genomic and SNP data databases. We believe that even though these whole genome sequences are now publicly available, a great deal of scientific and bioinformatics expertise and infrastructure are still required to identify and validate SNPs and create dense SNP maps that can be used for the identification of predictive diagnostic tools in livestock populations. Although there can be no assurance that other companies will not be successful in developing predictive diagnostic tools, we believe we are well-positioned to make significant progress in all major livestock species and be first to market diagnostics that will create significant and lasting value for the livestock industry.

Growth Differentiation Factor Technology
      While we do not believe there is any direct competition to our Myostatin technology, there is competition mainly from producers of “performance enhancers” such as low-level antibiotics and hormone products that stimulate growth. We do not believe, however, that we will have any Myostatin-related products available for commercialization, nor will we derive any revenue from the use of Myostatin technology in agricultural applications, for at least five years, if at all.
Employees
      As of March 31, 2005, we employed approximately 66 full-time employees: 34 in Davis, California, 11 in Saskatoon, Saskatchewan, and 21 in Beltsville, Maryland. 39 of our employees perform scientific and research activities of which 21 hold advanced degrees. No employees are represented by labor organizations and there are no collective bargaining agreements. We consider relations with our employees to be good.
Corporate Information
      We were incorporated in Delaware in 1994. Our principal executive office is located at 8000 Virginia Manor Road, Suite 140, Beltsville, Maryland 20705, and our telephone number is (301) 617-9080. Our web address is www.metamorphixinc.com.
RISK FACTORS
Risks Related to Our Business

We have a history of operating losses and may never achieve profitable operations
      We were formed in 1994 and to date have been engaged primarily in research and development activities. We generated material revenues from operations for the first time in 2002. We have incurred losses from operations since our inception and currently are insolvent. We do not believe that our current assets will be sufficient to fund our operations in 2005 and there is substantial doubt about our ability to continue as a going concern. At December 31, 2004, we had an accumulated deficit of approximately $152,515,000. Additional operating losses have been incurred since such date and we anticipate incurring operating losses at least through 2005 and possibly thereafter. At December 31, 2004, we had approximately $16,100,000 of outstanding short-term debt and liabilities that we are unable to pay at this time. There can be no assurance as to when or if we will be able to generate sufficient revenues from operations to achieve or sustain positive cash flow or profitability.

We require additional funding and may be unable to obtain funding on acceptable terms
      We have incurred negative cash flows since inception and have expended, and expect to continue to expend, substantial funds for working capital to continue our research and development programs and operate our business. At December 31, 2004, we had approximately $508,000 of cash and cash equivalents. We believe that during 2006, we will begin to generate positive cash flow from our operations. However, even if we begin to generate positive cash flow from our operations in such time frame, we will still need to seek additional financing to continue our research and development activities and fund our business operations. If we are unable to generate adequate revenues, enter into a corporate collaboration, complete a debt or equity offering, or otherwise obtain sufficient financing when and if needed, we may be required to reduce, defer or discontinue one or more of our research and development programs. There can be no assurance that:

•	we will be able to find financing on terms acceptable to us, if at all;

•	payments due to us pursuant to any collaboration arrangements into which we have entered will be made timely, if at all;

•	our revenues will reach projected levels;

•	a substantial portion of the proceeds from any financing will not be used to repay existing debt or other obligations;

•	expenditures will not exceed current expectations; or

•	the results of research and development activities, progress of research collaborations, additions to our technologies, changes in or terminations of relationships with strategic partners, changes in the focus, direction or costs of our research and development programs, competitive and technological advances, or other factors will not result in the expenditure of our resources more rapidly than is presently anticipated.
      Accordingly, we may require additional funds even if we obtain additional financing to implement our business plan. If adequate funds are not available to us through additional financings, we may be required to:

•	delay, reduce the scope of, or eliminate, one or more of our research and development programs or forfeit our rights to future technologies;

•	obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves;

•	license the rights to such products on terms that are unfavorable to us; or

•	enter into a corporate restructuring, bankruptcy or liquidation proceeding.

We have substantial outstanding indebtedness, including amounts owed to members of current and former management that we may be unable to repay or convert to equity
      At December 31, 2004, we had approximately $20,960,000 of outstanding indebtedness in the form of short-term and long-term promissory notes. Of such amount, $1,605,293 principal amount is past due and an additional $954,563 is considered short-term debt. We will need to raise additional funds through financings or future revenue to repay our outstanding indebtedness. Any funds that we raise that are applied to repay our outstanding indebtedness will not be available to fund our business. We may be unable to raise the funds necessary to repay our debt and the holders of past due amounts may seek to enforce their rights against us.
      At December 31, 2004, we had $264,000 principal amount of outstanding indebtedness to Edwin C. Quattlebaum, our Chief Executive Officer, President and Co-Chairman of the Board, representing working capital advances he made to us, which indebtedness is evidenced by demand notes bearing interest at the prime rate plus 1% and which provide for repayment at such time as we have sufficient resources. An additional $625,500 principal amount of debt that is evidenced by a substantially similar note is owed to a former director of ours who is currently in bankruptcy. A demand for repayment of this principal amount may be made by the bankruptcy trustee at any time. We also owe our executive officers an aggregate of $1,878,478 for deferred bonus payments earned from 1999 through 2004.

Our genomic technologies are being developed and products and services from this emergent technology may never be successfully commercialized
      Our genomic technologies are based on the use of markers (i.e. SNPs) for the identification of desirable traits in livestock. We may never be able to develop products or services from this technology. Other than current regular revenues derived from our commercial genotyping operations, any products or services which we may develop may prove to be uneconomical or otherwise commercially unfeasible, such outcomes would have a material adverse impact on our near-term prospects.

If we do not meet objectives under our license agreement with Celera, we will not maintain exclusive rights to the genomic technology
      Under our license agreement with Celera, we are obligated to make certain payments in order to maintain our exclusive rights under the license agreement to Celera’s cattle, swine and chicken genomic sequencing tools and technology. At present, we are in arrears with respect to $100,000 of quarterly payments to Celera and a royalty obligation of $938,800. There can be no assurance that we will be able to satisfy the prescribed conditions for maintaining the license. The failure to maintain an exclusive license to the genomic sequencing technology would negatively impact our ability to commercialize any products or services based on this platform technology.

Our Myostatin and immunopharmaceutical technologies are being developed and may never be successfully commercialized
      Our proposed Myostatin and immunopharmaceutical technologies are in the early developmental stage and will require time-consuming and costly research and development, testing, and regulatory clearances prior to commercialization. Accordingly, we do not expect to develop any proposed product candidates from these technologies for commercial sale for three to five years, if ever. The successful development of any of these technologies and any subsequent product candidates is subject to the risks of failure generally inherent in the development of any innovative technologies and products derived therefrom. These risks include the possibilities that:

•	to the extent regulatory clearance is mandated, the proposed products may be found or believed to be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances;

•	the technologies or any proposed products derived from the technologies are uneconomical to manufacture or market or do not achieve broad market acceptance;

•	third parties hold proprietary rights that preclude us from marketing one or more of our proposed product candidates; or

•	third parties have superior technologies and/or market superior or equivalent products.
      The failure of our research and development activities to result in any commercially viable Myostatin or immunopharmaceutical technologies or products, or any significant delay in completion of such commercialization, would materially and adversely affect our future prospects.

Our success in developing our product candidates depends upon the performance of our licensees and collaborative partners
      Our strategy involves entering into multiple, concurrent strategic alliances with corporate partners to pursue development and commercialization of our two primary technologies. With respect to the genomics technology, our success is dependent upon our ability to enter into collaborative partnership agreements with additional processors and/or breeding companies in the cattle, poultry and swine industries whereby such partners are obligated to finance the development costs of a particular livestock species and develop joint commercialization strategies with us. While we are in active negotiations with potential partners in these industries, there can be no assurance that agreements will be finalized and entered into. Our development and commercialization of our Myostatin and immunopharmaceutical products in the non-vertically integrated cattle, aquaculture and companion animal industries will depend in part on our ability to enter into a collaborative agreement with one or more animal healthcare companies with the resources to develop, obtain regulatory approvals for and market any of such products. We are dependent upon the expertise and dedication of our outside collaborators to develop and market products. Similarly, we are completely dependent upon Wyeth with respect to the development and commercialization of any human applications of our growth differentiation factors. Any failure of any one or more of our collaborative partners to develop commercially viable products could materially and adversely affect our business, financial condition and future prospects.
      Any failure on the part of our licensees or collaborators to perform or satisfy their obligations to us could lead to delays in the development or commercialization of our product candidates and affect our ability to realize product revenues. Disagreements with our licensees or collaborators could require or result in litigation or arbitration, which could be time-consuming and expensive. If we fail to maintain our existing agreements or establish new agreements as necessary, we could be required to undertake development, manufacturing and commercialization activities solely at our own expense. This would significantly increase our capital requirements and may also delay the commercialization of our technologies and services.

Our Myostatin and immunopharmaceutical business is subject to government regulation and the costs and uncertainty of the regulatory approval and compliance process
      Our research, development, manufacturing, and marketing of our animal health and agricultural product candidates are, with the exception of genomic diagnostics and related services, subject to regulatory approval processes administered by the FDA, United States Department of Agriculture (the “USDA”) and other regulatory agencies in the United States and abroad. The process of obtaining FDA, USDA and other required regulatory approvals for drug and biologic products, including required regulatory trials for animal and human safety, is lengthy, expensive and uncertain. There can be no assurance that, even after expenditure of significant time and financial and other resources, we will be able to obtain necessary regulatory approvals for clinical testing or for the manufacturing or marketing of any products requiring such approval. If regulatory approvals are not obtained, we will not be able to generate revenues from these types of products. In addition, we or our collaborators may encounter significant delays or excessive costs in our and/or their efforts to secure necessary approvals or licenses. Even if regulatory clearance is obtained, a marketed product is subject to ongoing review, and later discovery of previously unknown defects or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions.
      The research, development, manufacture and marketing of human therapeutic products are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the United States and other countries. The process of obtaining required regulatory approvals for human drugs is lengthy, expensive and uncertain. In order to obtain the regulatory approvals needed to commercialize any human therapeutic product, it must be demonstrated that the product candidate is safe and effective for use in humans for each target indication. Clinical trials conducted for such purpose are subject to substantial oversight by institutional review boards and the FDA and may be curtailed or terminated at any time for any of the following reasons:

•	unanticipated, adverse or ambiguous results;

•	undesirable side effects which delay or extend the trials;

•	the inability to locate, recruit and qualify a sufficient number of patients for the trials;

•	regulatory delays or other regulatory actions; or

•	difficulties in manufacturing sufficient quantities of the particular product candidate or any other components needed for preclinical testing or clinical trials.
      There can be no assurance that regulatory approval will be obtained for any human therapeutic product based on our technology. Even if regulatory clearance is obtained, post-market evaluation of a product, if required, could result in restrictions on a product’s marketing or withdrawal of the product from the market as well as possible civil and criminal sanctions.
      We and our collaborative partners may be subject to additional regulation under state and federal laws, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other local, state, federal and foreign regulation. We cannot predict the impact of such regulation on us, although it could seriously impact our business.

      Finally, while our genomic technology is not currently subject to government regulation, regulatory requirements may be imposed in the future, compliance with which could have a negative impact on the commercial or economic viability of these products and services.

Our technologies may not meet with consumer acceptance
      A portion of our anticipated revenues are dependent upon consumer acceptance of meat derived from animals treated with agents that block the action of Myostatin. While our Myostatin and immunopharmaceutical technologies do not affect DNA, nor will any product we may derive from these technologies, and therefore will not result in “genetically engineered” livestock, adverse publicity may nevertheless arise in connection with the use of this technology that we are developing. For example, consumer distrust of genetically altered produce has led to a recent trend in the European food production industry against genetically engineered crops, which in turn has significantly decreased the commercial viability of these products. This trend could have a material adverse impact on the prospects for our Myostatin and immunopharmaceutical technologies or any products derived therefrom. Similarly, our technologies or any products derived therefrom may cause controversy comparable to that which arose with the use of hormones and other additives in the milk production industry. Our technologies may be viewed with the same distrust. A lack of consumer or industry acceptance would have an adverse impact on our business, financial condition and future prospects.

We face substantial competition and the risk of technological obsolescence
      The animal health and agricultural industries, and related biotechnology, pharmaceutical, and biopharmaceutical industries are intensely competitive. Competition from other companies and other research and academic institutions may increase. Many of these companies have substantially greater financial and other resources and research and development capabilities than us and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing products. Moreover, the biotechnology, pharmaceutical and biopharmaceutical industries, in the animal health and agricultural areas, are rapidly evolving fields in which developments are expected to continue at a rapid pace. There can be no assurance that we will develop products that are more effective or achieve greater market acceptance than competitive products, or that our competitors will not succeed in developing products and technologies that are more effective than those being developed by us or that would render our agricultural products and technologies less competitive or obsolete.
      With respect to potential human therapeutic products, our collaborative partner will face competition from companies that are developing products for the treatment of the diseases and disorders we have targeted. We may also compete with universities and other research institutions in the development of products, technologies and processes, as well as the recruitment of highly qualified personnel. These competitors may succeed in developing technologies or products that are more effective than the ones under development by Wyeth or that render its proposed products noncompetitive or obsolete.

We are dependent on a small number of key personnel and consultants the loss of whom could threaten our ability to operate our business successfully
      As a small company with 66 full-time employees, our success depends on the continuing contributions of our management team and scientific personnel. We are highly dependent on the services of Dr. Edwin C. Quattlebaum, our Co-Chairman, President and Chief Executive Officer, as well as the other principal members of our management and scientific staff. Our success depends in large part upon our ability to attract and retain highly qualified personnel. We face intense competition in our hiring efforts with other pharmaceutical and biotechnology companies, as well as universities and nonprofit research organizations, and we may have to pay higher salaries to attract and retain qualified personnel. The loss of one or more of such individuals, or our inability to attract additional qualified personnel, could substantially impair our ability to implement our business plan.

We have limited manufacturing and marketing capability
      We do not generally expect to engage directly in commercial scale manufacturing or marketing of Myostatin products in the near term, but may elect to do so in certain cases. Apart from the high volume commercial genotyping business acquired from Celera and the near term commercial potential arising for manufacturing in relation to cattle genomic diagnostics, we do not, generally, have the capacity or experience to manufacture products in large quantities or market such products. If we elect to perform these functions, we will be required either to develop these capacities or contract with others to perform some or all of these tasks. We may be dependent to a significant extent on corporate partners, licensees or other entities for manufacturing and marketing of products. If we engage directly in wider manufacturing or marketing, we will require substantial additional funds and personnel and we will also be required to comply with extensive regulations applicable to companies engaged in the production of biotech products. There can be no assurance that we will be able to obtain necessary funding or develop or contract for these capacities in a timely manner, on acceptable terms or at all.

If we cannot protect our intellectual property rights, our ability to develop and commercialize our products will be severely limited
      Our success will depend in part on our and our licensors’ ability to obtain, maintain and enforce patent protection for each party’s technologies, compounds and products, if any, resulting from these technologies. Without protection for the intellectual property we use, other companies could offer substantially identical products for sale without incurring the sizable discovery, development and licensing costs that we have incurred. Our ability to recover these expenditures and realize profits upon the sale of products could be diminished.
      We have patent applications filed and pending in the United States and abroad for our own technologies, and for technologies that we have developed from our in-licensed technologies. The process of obtaining patents can be time consuming and expensive with no certainty of success. Even if we spend the necessary time and money, a patent may not issue or it may insufficiently protect the technology it was intended to protect. We can never be certain that we were the first to develop the technology or that we were the first to file a patent application for the particular technology because many U.S. patent applications are confidential until a patent issues, and publications in the scientific or patent literature lag behind actual discoveries. The degree of future protection for our proprietary rights will remain uncertain if our pending patent applications are not approved for any reason or if we are unable to develop additional proprietary technologies that are patentable. Furthermore, third parties may independently develop similar or alternative technologies, duplicate some or all of our technologies, design around our patented technologies or challenge our issued patents or the patents of our licensors.
      In any litigation where our patents or our licensors’ patents are asserted, a court may determine that the patents are invalid or unenforceable. Even if the validity or enforceability of these patents is upheld by a court, a court may not prevent alleged infringement on the grounds that such activity is not covered by the patent claims. Any litigation, whether to enforce our rights to use these patents or to defend against allegations that we infringe third party rights, will be costly, time consuming, and may distract management from other important tasks.
      As is commonplace in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. To the extent our employees are involved in research areas which are similar to those areas in which they were involved at their former employers, we may be subject to claims that such employees and/or we have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims, which could result in substantial costs and be a distraction to management and which may have a material adverse effect on us, even if we are successful in defending such claims.
      We also rely in our business on trade secrets, know-how and other proprietary information. We seek to protect this information, in part, through the use of confidentiality agreements with employees, consultants, advisors and others. Nonetheless, we cannot assure you that those agreements will provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, could adversely affect us by enabling our competitors, who may have greater experience and financial resources to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies.

Our success also depends on our ability to operate and commercialize products without infringing on the patents or proprietary rights of others
      Third parties may claim that we or our licensors or suppliers are infringing their patents or are misappropriating their proprietary information. In the event of a successful claim against us or our licensors or suppliers for infringement of the patents or proprietary rights of others, we may be required to:

•	pay substantial damages;

•	stop using our technologies;

•	stop certain research and development efforts;

•	develop non-infringing products or methods; and

•	obtain one or more licenses from third parties.
      A license required under any such patents or proprietary rights may not be available to us, or may not be available on acceptable terms. If we or our licensors or suppliers are sued for infringement we could encounter substantial delays in, or be prohibited from developing, manufacturing and commercializing our product candidates.
Risks Related to the Ownership of Our Securities

There will not be a public market for our common stock which may prevent future investment on which we are dependent
      It is unlikely that a public market for our common stock will be created until such time, if ever, as we undertake an initial public offering of our securities. Accordingly, investors will not be able to sell their common stock should they desire to do so, or may be able to do so only at lower than desired prices, which may prevent future investment in our common stock.

Our preferred stockholders may have control over our actions
      The holders of all of our outstanding Series E Preferred Stock and Series G Preferred Stock have the right to approve the terms of certain types of equity raising transactions by us until such time, if ever, we complete a qualified initial public offering. In addition, pursuant to a shareholders agreement with Applera Corporation (Celera’s parent corporation), we may not sell or dispose of all or substantially all of our assets or consummate certain mergers without Celera’s approval. These approval rights could inhibit our ability to raise additional capital or undertake transactions that our board of directors may deem to be in the best interests of our shareholders. In addition to the foregoing, the holder of the Series E Preferred Stock currently has voting control of our company.

The requirements of complying with the Sarbanes-Oxley Act may strain our resources and distract management
      We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The

Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Historically, as a private company we have maintained a small accounting staff, but in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant additional resources and management oversight will be required. This effort may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial persons with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
      The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included in this Form 10-SB. This discussion and analysis contains forward-looking statements that are subject to risks, uncertainties and other factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in this Form 10-SB, that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. See “Forward-Looking Statements.”
Overview
      We commenced operations on September 2, 1994 and to date have been engaged primarily in research and development activities relating to our two fundamental proprietary technologies — animal genomics and growth differentiation factors, or GDFs. In February 2002, we acquired certain assets from Celera, including a genotyping facility in Davis, California. Since the acquisition, we have generated limited revenues from various genotyping services. We have also derived revenues from upfront and milestone payments from our corporate partners, including Cargill, Wyeth and Monsanto.
Critical Accounting Policies
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Our future results of operations involve a number of risks and uncertainties. Factors that could affect our future operations include delays or unexpected results in current research projects; our ability to effectively manage operating costs and increase operating efficiencies; impairment of certain intangible assets; rapid technological and market change and the transition to new methodologies; the need to protect intellectual property; our capability to obtain additional capital financing on terms acceptable to us; the uncertainty of customer acceptance of the results of research projects; the ability to attract and retain highly qualified employees; and other one-time events.
      Our revenue recognition policies are in accordance with the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SEC Staff Accounting Bulletin No. 104, Revenue Recognition, and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We have license and development agreements with several pharmaceutical, biotechnology, and food production companies. The agreements typically include nonrefundable license fees paid to us, funding of research and development by the counterparty, payments to us based upon achievement of certain milestones and royalties on net product sales. Revenues, including nonrefundable license fees, are recognized when we have a contractual right to receive such payments, provided a contractual arrangement exists, the contract price is fixed and determinable, the collection of the resulting receivable is reasonably assured, and we have no further performance obligations under the arrangement.
      When we have performance obligations under an arrangement, revenue recognition is deferred until the obligations are fulfilled. Where our level-of-effort is relatively constant over the performance period, the revenue is recognized on a straight-line basis. The determination of the performance period involves judgment by management. Research and development revenues and other revenues from milestone payments are deferred until achievement of the related milestone, provided we have no continuing performance obligations and the milestone payment is reasonable in relation to the effort expended or the risk associated with its achievement. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.
      Because many of our contracts contain items that have stand-alone value to the customer, and there is evidence of the fair value of the undelivered items, each part of the work plan in those types of arrangements are accounted for as a separate unit of accounting, and therefore a separate earnings process.
      We currently provide parentage and genotyping services. We recognize revenue for genotyping services at the time the services are provided and no additional performance is required by us. Amounts received prior to being earned are recorded as deferred revenue until earned.
      Research and development costs include amounts spent for product development, patent costs, and personnel/overhead costs related to the development or acquisition of our technology. Research and development costs also include stock-based compensation expense and collaborative agreements requiring us to pay periodic license fees, research payments, additional payments, royalty fees, and milestone payments. All research and development costs are expensed in the period incurred.
      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We believe our customers are creditworthy based on our dealings and collection history, and currently have no allowance for doubtful accounts. Account balances are charged off against an allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.
      Financial instruments that potentially subject us to concentrations of credit risk are principally accounts receivable. We have $242,857 and $105,636 of accounts receivable outstanding at December 31, 2004 and 2003, respectively. Two customers comprise 56.8% of the total at December 31, 2004, and one customer is 68.8% of the total at December 31, 2003. Our customers are primarily associations which purchase our parentage and identification genotyping services. We have not experienced any significant credit losses and do not require collateral on receivables.
      Property and equipment is recorded at cost. Improvements and replacements that extend the useful life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets as follows:

Office equipment	3-15 years
Laboratory equipment	5-10 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term
      We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.
      Patent application and maintenance costs are expensed as incurred.
      In 2003, we elected to adopt the fair value based method of accounting for employee stock options as set forth in Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock-Based

Compensation, using the retroactive restatement method described in SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under the fair value based method of accounting, compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period.
      Effective January 1, 2004, we adopted SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) which, among other things, requires nonpublic entities to use a calculated value, similar to the fair value based method of accounting set forth in SFAS No. 123. The adoption of SFAS No. 123(R) did not have a material impact on our results of operations or financial position.
      We utilize the Black-Scholes option pricing valuation model to calculate the value of share-based payments in accordance with SFAS No. 123(R) (“calculated value”).
      Goodwill, which is not subject to amortization, has a balance of $3,739,870 at December 31, 2004 and 2003. Goodwill was evaluated at December 31, 2004 and 2003 for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The evaluation takes into account operating results, business plans, forecasts, and other relevant factors. To the extent impairments are identified, they would be charged to operations in such period.
      Intellectual property rights are acquisition-related intangible assets amortized over three years. The recoverability of these assets is reviewed annually, or when fact or circumstances indicate an impairment may be present.
      Direct costs incurred in connection with financing activities are amortized over the estimated lives of the obligations using the interest method. These costs include commissions, professional fees, and the calculated value of share-based payments made for financial advisory services.
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are identified for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Based on our history and consideration of other relevant factors, we establish valuation allowances when it is more likely than not that the deferred tax assets will not be realized.
      Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by stockholders and distributions to stockholders and is reported in the Consolidated Statement of Changes in Stockholders’ Equity (Deficit). Included our comprehensive loss are net loss and foreign exchange translation adjustments.
      The consolidated financial statements of our Canadian operations are translated into United States dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenue, expenses, and cash flows. Foreign currency translation gains and losses are excluded from results of operations and recorded as a separate component of accumulated other comprehensive loss within stockholders’ equity (deficit). Foreign currency transaction gains and losses are included in the consolidated statements of operations.

Contractual Obligations
      The following table summarizes our known contractual obligations as of December 31, 2004:

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term debt obligations	$11,399,886	$—	$—	$11,399,866	$—
Capital lease obligations	238,046	39,477	84,780	71,545	42,244
Operating lease obligations	4,535,267	864,935	1,543,489	926,738	1,200,105
Purchase obligations	—	—	—	—	—
Revenues
      Revenues consist of fees for our parentage and identification genotyping services and upfront and milestone payments from our collaborative partners and licensees. We have deferred revenue recognition for upfront and milestone payments where we have future performance obligations.
Research and Development Expenses
      Research and development expenses consist primarily of salaries and related expenses for personnel, fees paid to professional service providers in conjunction with independently monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials, costs of contract manufacturing services, costs of materials used in clinical trials and research and development, depreciation of capital resources used to develop our products, costs of facilities and the legal costs of pursuing patent protection of our intellectual property. We expense research and development costs as incurred. We expect our research and development expenses to increase as we continue to develop our product candidates. From inception through December 31, 2004, we spent an aggregate of $26.5 million, including stock-based compensation expenses of $2.0 million, on research and development.
General and Administrative Expenses
      General and administrative expenses consist primarily of salaries and other related costs for personnel serving executive, finance, sales and marketing, business development, information technology and human resource functions. Other costs include facility costs not otherwise included in research and development expense and professional fees for legal and accounting services. We expect that our general and administrative expenses will increase as we add personnel and become subject to the reporting obligations applicable to public companies. From inception through December 31, 2004, we spent an aggregate of $35.2 million, including stock-based compensation expenses of $8.2 million, on general and administrative expenses.
Share-Based Payments
      In 2003, we elected to adopt the fair value based method of accounting for employee stock options as set forth in Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock-Based Compensation, using the retroactive restatement method described in SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under the fair value based method of accounting, compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period.
      Effective January 1, 2004, we adopted SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) which, among other things, requires nonpublic entities to use a calculated value, similar to the fair value based method of accounting set forth in SFAS No. 123. The adoption of SFAS No. 123(R) did not have a material impact on our results of operations or financial position.
      The Company utilizes the Black-Scholes option pricing valuation model to calculate the value of share-based payments in accordance with SFAS No. 123(R) (“calculated value”).

      Compensation expense for options granted to employees amounted to $2,241,091, and $1,269,684 for the years ended December 31, 2004 and 2003, respectively. Compensation expense for options granted to employees are classified between research and development and general and administrative expense based on employee job function.
      Compensation expense for options granted to non-employees amounted to $1,119,224 and $1,750,457 for the years ended December 31, 2004 and 2003, respectively.
Beneficial Conversion Feature
      The 12.5% convertible long-term notes issued in 2004 and 2003, the shares of Series F Preferred Stock issued in 2004 from the rights offering, and the shares of Series G Preferred Stock issued in 2004 all contained embedded beneficial conversion features as defined in Emerging Issues Task Force Abstract (“EITF”) No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. The calculated value associated with the beneficial conversion feature was $71,932 for the Series F Preferred Stock and $1,042,198 for the Series G Preferred Stock. We immediately recognized the beneficial conversion feature of the preferred shares as a deemed dividend in 2004.
      For the 12.5% long-term notes, the value of this beneficial conversion feature was calculated to be $2,136,848 and $1,830,143 relating to the notes issued in 2004 and 2003, respectively. Allocating debt issuance proceeds to the beneficial conversion feature resulted in the debt being recorded at a discount which will be amortized to interest expense over the life of the debt.
Liquidity and Capital Resources
      Since inception, we have financed cash flow requirements through the issuance of common and preferred stock for cash and services and the issuance of long- and short-term notes. Often, we issue warrants together with such securities. We are currently experiencing substantial cash flow difficulties and we anticipate that we will continue to experience cash flow difficulties for an indefinite period. As a result, we have no plans to make any material capital expenditures. At December 31, 2004, we had a working capital deficit of $16,725,893, which amount has since increased. We are attempting to secure additional equity and/or debt financing, although we have no present agreements or understandings with respect to any such financing and cannot assure you that we will be able to secure sufficient funds on terms acceptable to us, if at all. If we cannot obtain the necessary capital to pursue our operating plan, we will be forced to cease or significantly curtail our operations.
      The sale of debt would, among other things, adversely impact our balance sheet, increase our expenses and increase our cash flow requirements. The sale of equity securities would, among other things, result in dilution to our stockholders.
Business Segments
      Our company operates in three industry segments: Growth Differentiation Factors, Livestock Genomics and Immunopharmaceuticals. All segments are dedicated to discovering and commercializing multiple technology platforms to improve the food supply and human health.
      The Growth Differentiation Factors business unit operates in Maryland with revenue generated in Maryland through the development and commercialization of companion animal health and livestock production for Growth and Differentiation Factor discoveries. The Growth Differentiation Factors business unit is still in the development stage. This segment is primarily a research and administrative segment, as our corporate headquarters is located here.
      The Livestock Genomics business unit operates in California with revenue generated through the pioneering use of genomic information. The majority of our revenue is generated by this segment at this time.

      The Immunopharmaceuticals business unit operates in Canada and develops products that have the potential to enhance productivity in food animals. Immunopharmaceuticals does not generate revenue at this time. This segment is completely a research unit.
Results of Operations
      The following is a summary of our operating results for the three years ended December 31:

	2004	2003	2002

Revenue	$5,704,796	$7,406,743	$2,777,792
Cost of revenue	(5,306,663)	(4,334,625)	(2,728,708)
Research and development expense	(4,364,421)	(3,674,157)	(3,610,502)
General and administrative expense	(10,698,706)	(8,431,135)	(7,509,614)
Depreciation and amortization expense	(12,991,210)	(12,954,432)	(10,793,274)
Interest expense and accretion of debt discount	(18,984,610)	(5,182,107)	(1,218,384)
Debt conversion expense	(3,281,462)	(1,276,038)	—
Debt issue costs	(2,297,702)	(5,808,701)	(4,805,464)
Other income	36,516	19,302	89,022

Net loss	$(52,183,462)	$(34,235,150)	$(27,799,132)

Comparison of the Years Ended December 31, 2004 and 2003
      Revenue. Our revenue for the year ended December 31, 2004 decreased $1,701,947, or 23.0%, from 2003 primarily due to the difference in milestone payments under genomic research collaborative projects. In 2003, we earned $1,580,640 in parentage and identification genotyping services revenue, $5,690,000 in research project milestones, and $136,103 in other genomic related revenue. In 2004, we earned $1,860,835 in parentage and identification genotyping services revenue, $3,150,000 in genomic research project milestones, $193,961 in other genomic related revenue, and $500,000 in human biopharmaceutical growth differentiation factors research project milestones. The increase in parentage and identification genotyping services revenue in 2004 was primarily due to a continuing increase in sample volume from our cattle breed association customers. The genomics research revenue in 2004 was almost entirely from the successful completion of milestones in the Cargill project. In comparison to those of 2003, the decrease of $2.5 million reflected the less intensive work requirements required to meet the milestones as the Cargill Project neared completion. The revenue from human biopharmaceutical growth differentiation factors was entirely from Wyeth reaching a certain milestone as outlined in our licensing agreement.
      We expect revenue from the livestock genomics business to increase significantly during the next two years as a result of the commercialization of the technologies currently under collaborative research projects.
      Cost of Revenues. Cost of revenues increased approximately $972,000 from 2003 to 2004 due to the $1,000,000 payment we were obligated to make to Celera after we secured an agreement involving porcine elements of the license rights we acquired from Celera in 2002. This payment was triggered when we executed a swine improvement agreement with Monsanto in June 2004. This agreement gives Monsanto an exclusive license to use our porcine genetic database in exchange for future royalty payments.
      Research and Development. Research and development costs increased $690,264, or 18.8% for the year ended December 31, 2004 as compared to the same period in 2003. The increase is primarily related to increased patent costs for new patent filings and maintenance of pending and existing patents of approximately $300,000. Also contributing to the higher cost was the value of stock options given to employees in our research departments; which resulted in an increase of approximately $163,000. Fees and consumables also increased relating to the timing and nature of the different stages of research and development efforts.
      General and Administrative. General and administrative costs increased $2,267,571 or 26.9% in 2004 compared to 2003. This increase was primarily due to the increase in our administrative infrastructure, with employment-related expenses increasing approximately $982,000. Employment related expenses include salaries, benefits, training, recruiting and stock option grants. General and administrative costs also increased due to our strategic growth plans that included consulting services and professional fees of approximately $873,000. With the increased cost of compliance and the build out of our accounting staff, we expect our costs to increase over the next two years.
      Interest Expense. Interest expense and accretion of debt discount increased $13,802,503 in 2004 compared to 2003 due to an increase in our interest expense of approximately $881,000 associated with outstanding debt, the increase in the amortization of our debt discount of $1,597,000, the increase in the calculated value of penalty warrants issued of $4,939,000 (penalty warrants are contractually granted when the Company failed to meet certain specified criteria), and the increase in the value of contractual adjustments to warrants of $7,685,000, offset by the lack of warrants issued with short-term debt, valued at $1,230,000 in 2003. The debt discount arose because a portion of the debt proceeds were allocated to the warrants which were granted with the 12.5% notes.
      Debt Conversion Expense. Debt conversion expense was recorded in 2004 in the amount of $3,281,462, relating to short-term notes which were converted to Series F Preferred stock with warrants attached. The expense represents the fair value of the securities and warrants issued in excess of the fair value of securities issuable pursuant to the original conversion terms.
      Debt Issue Costs. Debt issue costs decreased $3,510,999 in 2004 from 2003, which was primarily related to a decrease in commissions paid of $2,625,000, a decrease in the value of warrants granted for advisory services of $2,020,000, offset by an increase in the amortization of deferred debt issues costs of approximately $1,134,000.

Comparison of the Years Ended December 31, 2003 and 2002
      Revenue. Our revenue for the year ended December 31, 2003 increased $4,628,951, or 166.6%, compared to 2002 primarily due to the increase in milestone payments under genomic research collaborative projects. In 2003, we earned $1,580,640 in parentage and identification genotyping services revenue, $5,690,000 in research project milestones, and $136,103 in other genomic related revenue. In 2002, we earned $1,311,490 in parentage and identification genotyping services revenue, $1,360,000 in genomic research project milestones, and $86,674 in other genomic related revenue. The $4.3 million increase in genomics research revenue, was due to the successful completion of a major milestone in the Cargill Joint Development and Marketing Agreement, the SNP validation phase. The increase in parentage and identification genomics services revenue in 2003 was primarily due to an increase in sample volume from several new cattle breed association customers including the American Angus Association and the North American Limousin Foundation.
      Cost of Revenues. Cost of revenues increased by approximately $1,606,000 from 2002 to 2003 due to the timing and nature of costs associated with the different phases of the collaborative research projects we have undertaken. Increases in the cost of revenues were primarily attributable to increases in variable expenses tied to the completion of work related to the Cargill research project milestones and the increase in sample volume from the parentage and identification genotyping services revenue.
      Research and Development. Research and development costs remained at the same level for 2003 as in 2002. Some notable changes were a $150,000 decrease in fees paid to The Johns Hopkins University for collaborative research expenses, offset by an increase in employment related expenses of $260,000.
      General and Administrative. General and administrative costs increased $921,521, or 12.3%, in 2003 compared to 2002. This increase was primarily due to the increase in our administrative infrastructure, with employment related expenses at our California genomics subsidiary increasing approximately $457,000. This expense includes salaries, benefits, training, recruiting and stock option grants. Professional fees also increased $535,000 due to an increase in accounting and legal costs.
      Interest Expense. Interest expense and accretion of debt discount increased $3,963,723 in 2003 compared to 2002 due to the increased interest expense of $472,300 associated with higher debt balances, the increase in the amortization of our debt discount of $203,500, and the increase in the calculated value of penalty warrants issued of $154,000, the value of warrants attached to short-term notes issued in 2003 of $1,230,000, and the value of the contractual adjustments to warrants in 2003 of $1,523,000. The debt discount arose because a portion of the debt proceeds were allocated to the warrants which were granted with the 12.5% notes.
      Debt Conversion Expense. Debt conversion expense was recorded in 2003 in the amount of $1,276,038, relating to short-term notes which were converted to common stock. The expense represents the fair value of the securities issued in excess of the fair value of securities issuable pursuant to the original conversion terms.
      Debt Issue Costs. Debt issue costs increased $1,003,237 in 2003 from 2002, which was primarily related to an increase in the value of advisory warrants granted of $1,746,000, offset by a decrease in amortization of deferred debt issue costs of $743,000.
Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements.

ITEM 3.	DESCRIPTION OF PROPERTY
      We conduct our principal operations at leased facilities described below. We believe that our existing facilities are suitable for their use and will be adequate to meet our needs for the foreseeable future. We also believe that any additional space needed in the future will be available at commercially reasonable rates.

		Square Feet
Entity Name; Location	Use	Leased	Term of Lease

MetaMorphix, Inc.	Corp. Headquarters,	30,380	Lease expires April 30, 2012.
8000 Virginia Manor Road Suite 140	Growth Differentiation
Beltsville, MD 20705	Factors, Research &
	Development
MMI Genomics, Inc.	Genomics Research	12,104	Lease expires May 31, 2007.
1756 Picasso Avenue	and Operations
Davis, CA 95616
MetaMorphix Canada, Inc.	Immunopharm	11,085	Currently month to month.
111 Research Drive, Suite 343	Research &
Saskatoon, SK S7N3R2	Development

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The table below sets forth, as of April 29, 2005, certain information with respect to the beneficial ownership of our common stock by:

•	each person known by us to beneficially own more than 5% of any class or series of our capital and preferred stock,

•	each of our directors and named executive officers, and

•	all directors and named executive officers as a group.
      Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated.

		Percentage of Shares
	Shares Beneficially	Beneficially
Name and Address of Beneficial Owner(1)	Owned(2)	Owned(3)

Edwin C. Quattlebaum, Ph.D.(5)(6)	1,524,217	4.1%
Thomas P. Russo(4)	100,313	*
Ronald L. Stotish, Ph.D.(4)	264,031	*
Stephen R.E. Bates(4)	202,083	*
Clifton Baile, Ph.D.(5)	249,120	*
John R. Block(5)	141,143	*
William Buckner(4)	45,000	*
Peter A. Meyer(4)(7)	461,476	1.3%
Howard Minigh(5)(6)	58,276	*
Fergus Reid(4)(7)	199,359	*
All officers and directors as a group (10 persons)	3,245,019	8.3%
Applera Corporation(8)	8,750,000	24.3%

*	Less than 1%.

(1)	Unless otherwise indicated, the address for each person or entity is MetaMorphix, Inc. 8000 Virginia Manor Road, Suite 140, Beltsville, Maryland, 20705.

(2)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares of our common stock underlying options, warrants and convertible notes held by that person that are currently exercisable or exercisable within 60 days of April 21, 2005 are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

(3)	The number of shares outstanding of 36,074,972 has been calculated based on the number of shares of our common stock outstanding and preferred stock outstanding (on an as-converted basis). Shares of our preferred stock vote together with our common stock as a single class.

(4)	Represents shares underlying options and warrants. See footnote (2) above.

(5)	Includes shares underlying options and warrants. See footnote (2) above.

(6)	Includes shares underlying the conversion of preferred stock

(7)	Includes shares underlying the conversion of convertible debt.

(8)	Represents shares issuable upon conversion of Series E Preferred Stock. See “Description of Securities.”

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
      The following table sets forth information as of April 29, 2005 with respect to our directors and executive officers. Our Bylaws provide that our board of directors shall consist of at least one director, with the number of directors being determined by resolution of our board of directors or by stockholders at an annual or special meeting of the stockholders. We currently have seven directors, each serving for a one-year term or until his or her successor is duly elected and qualified. In accordance with our Bylaws, executive officers are elected annually by our board of directors to serve for one-year terms or until their respective successors are duly elected and qualified.

Name of Individual	Age	Position with Our Company

Edwin C. Quattlebaum, Ph.D.(1)(4)(10)	54	Chief Executive Officer, President and Co-Chairman of the Board of Directors
Thomas P. Russo	55	Executive Vice President, Treasurer and Chief Financial Officer
Stephen R.E. Bates	47	Executive Vice President, MMI, and President, MMI Genomics
Ronald L. Stotish, Ph.D.	55	Executive Vice President of Research and Development
Clifton Baile, Ph.D.(1)	65	Director
John R. Block(2)(3)(8)	70	Director
William Buckner(2)	50	Director
Peter A. Meyer(1)(2)(3)(4)(5)(6)	60	Co-Chairman of the Board of Directors
Howard L. Minigh(4)(5)(7)	56	Director
Fergus Reid(2)(3)(4)(9)	69	Director

(1)	Executive Committee member

(2)	Compensation Committee member

(3)	Nominating Committee member

(4)	Finance Committee member

(5)	Audit Committee member

(6)	Audit Committee Chair

(7)	Finance Committee Chair

(8)	Nominating Committee Chair

(9)	Compensation Committee Chair

(10)	Executive Committee Chair
      The business experience of each of our directors and executive officers is set forth below
      Edwin C. Quattlebaum, Ph.D., joined us in January 1998 as Executive Vice President-Agriculture. In February 1998, he became the President and in October 1998, he became Chief Executive Officer and a director of our company. From May 2000 until December 2004, Dr. Quattlebaum served as our Chairman of the Board. Since January 2005, he has served as Co-Chairman of the Board. Dr. Quattlebaum has over 25 years of agricultural industry experience, much of it within the biotechnology sector. Prior executive experience includes positions with biosys, Inc. (President and Chief Executive Officer), at the time the second largest producer of biological pesticides in the United States, subsequently acquired by Thermo Trilogy Corp.; Rhone-Poulenc S.A. (Global Business Manager of Foliar Insecticide Business); and Union Carbide Agricultural Products Company (Global Director of Development). He received a B.A. in Biology from Catawba College, Salisbury, N.C. and M.S. and Ph.D. degrees in Entomology, with a specialization in Insect Pathology, from Clemson University. Dr. Quattlebaum serves as a director of InsectiGen, an Athens, Georgia based agricultural biotechnology company developing crop protection products. Dr. Quattlebaum serves on the

Biotechnology Industry Organization Food and Agricultural Governing Board, the Clemson University Research Foundation Board of Directors and the South Carolina BIO Advisory Board.
      Thomas P. Russo joined us as Executive Vice President, Treasurer and Chief Financial Officer in June 2004. Mr. Russo has over 25 years of financial executive experience. From February 2004 until joining our company, Mr. Russo was the Chief Financial Officer of Chesapeake PERL (“C-PERL”), a biotech company. Prior to C-PERL, he was the Chief Financial Officer for Stem Cell Preservation Technologies from March 2003 to January 2004. From November 2000 to January 2002, Mr. Russo served as the Chief Financial Officer for Entremed, Inc. From 1995 to 2000, he was a Principal with Ernst & Young where he served as the Director, Infrastructure and Project Finance, for E&Y’s Capital Market Group, assisting CEOs and CFOs in securing capital. Concurrent with his tenure at E&Y, Mr. Russo was the Chief Financial Officer of Global Plasma Systems (now Solena Group), which has technology for alternative waste treatment. Mr. Russo holds a B.A. from Georgetown University and an MBA from George Washington University. Currently, he sits on the steering committees for both the Maryland Hi-Tech Council Financial Executive Forum and the Washington/ Baltimore chapter of the Association of Biotech Financial Officers.
      Stephen R.E. Bates, M.Sc., joined us as Vice President and General Manager of MMI Genomics, Inc. in February 2002 as part of our acquisition of Celera AgGen. In June 2004, Mr. Bates was promoted to Executive Vice President of our company and in August 2004, he became President of MMI Genomics. Mr. Bates established PE AgGen, an agriculture genomic research company, in 1994. AgGen became part of Celera in 1999, and he was named Vice President of Celera Genomics Group and General Manager of its agricultural business unit in 1999.
      Ronald L. Stotish, Ph.D., joined us as Vice President-Research and Development in September 2000, and was promoted to Executive Vice President of Research and Development in June 2004. Dr. Stotish directs all of our scientific and product development programs. From 1996 until joining us, he served as Vice President, Global Pharmaceutical Research and Development at Fort Dodge Animal Health, a division of American Home Products Corporation (now Wyeth). Prior to that he was employed in various capacities at American Cyanamid and Merck & Co.
      Clifton Baile, Ph.D., has served as a director since November 1998. Dr. Baile is currently an Eminent Scholar in Agricultural Biology at the University of Georgia. Dr. Baile has served on the faculties of Harvard University and the University of Pennsylvania. Dr. Baile founded and is currently chairman and CEO of InsectiGen, an agricultural biotechnology company developing crop protection products.
      John R. Block has served as a director since July 2000. Mr. Block served as Secretary of Agriculture under President Reagan from 1981 to 1986. Prior to that, he was Secretary of Agriculture for the State of Illinois. Following his tenure at the U.S. Department of Agriculture, Mr. Block was named President of Food Distributors International (then known as the National-American Wholesaler Grocers’ Association), a trade association representing food distributors that supply independent grocers and food service operations in the U.S., Canada, and abroad. Mr. Block serves on the boards of several other corporations, including Hormel Foods Corp. and Deere & Co., as well as nonprofit organizations.
      William Buckner has served as a director since September 2003. Mr. Buckner has been employed since 1987 by Cargill, Inc., and in April 1998 was appointed President of Excel Corporation, a leading processor of beef and pork in North America. Mr. Buckner was elected Corporate Vice President of Cargill, Inc. in January 2000.
      Peter A. Meyer has served as a director since November 1998 and became our Co-Chairman of the Board in January 2005. Mr. Meyer is the President of PMI Consultants, a firm he founded in 1982 to develop ventures, acquisition and divestiture opportunities, and investment strategies for companies involved in the domestic and international food, feed, and fermentation industries.
      Howard L. Minigh has served as a director since April 2004. Dr. Minigh has been a partner in Trishul Capital Group, a private equity firm, since August 2003. From September 2000 through June 2003, he was employed by Dupont where he served as Group Vice President of Agriculture and Nutrition.

      Fergus Reid has served as a director since September 2002. Mr. Reid is currently Chairman of JP Morgan Chase Mutual Fund Group and is an External Trustee for Morgan Stanley Dean Witter Mutual Fund Group. In addition to his prior board appointments with such organizations as the Park Avenue Funds-Chase Manhattan Bank and Dreyfus National Bank and Trust Company, Mr. Reid has been a trustee of the American Museum of National History, South Street Seaport Museum and the Vincent Astor Foundation. He has also served as the chairman of the Hudson River Valley Commission and vice chairman of the NYC Educational Construction Fund.

ITEM 6.	EXECUTIVE COMPENSATION
      The following summary compensation table sets forth, for each of the last three fiscal years, the aggregate compensation awarded to, earned by, or paid to the Chief Executive Officer and to the three other executive officers at December 31, 2004 whose annual compensation exceeded $100,000 for the fiscal year ended December 31, 2004 (collectively, the “named executive officers”):
Summary Compensation Table (1)

				Awards

		Annual Compensation		Securities
	Fiscal			Underlying
Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Options/SARS (#)

Edwin C. Quattlebaum, Ph.D.	2004	$421,912	$152,000	1,101,444
Co-Chairman, President and Chief	2003	$392,957	$107,250	—
Executive Officer	2002	$349,155	$97,500	200,000
Thomas P. Russo(3)	2004	$133,670	$—	401,250
Executive Vice President, Treasurer	2003	$—	$—	—
and Chief Financial Officer	2002	$—	$—	—
Ronald L. Stotish, Ph.D.	2004	$276,303	$60,000	142,500
Executive Vice President of	2003	$257,894	$40,000	15,000
Research and Development	2002	$208,023	$47,250	—
Stephen R.E. Bates	2004	$224,136	$60,500	190,000
Executive Vice President, MMI, and	2003	$208,014	$20,250	55,000
President, MMI Genomics	2002	$132,231	$40,500	125,000

(1)	There is no non-cash compensation in lieu of salary or bonus or other long-term compensation awards or payouts or any other compensation payable to the individuals on the table. There is no applicable defined benefit plan under which benefits are determined.

(2)	To date, all bonus amounts for the named executive officers have been granted in the period listed, but remain accrued and unpaid as of April 21, 2005.

(3)	Mr. Russo joined us at his current position on June 1, 2004.

Option Grants in Last Fiscal Year
      The following table contains information concerning the stock option grants made to the named executive officers during the fiscal year ended December 31, 2004. No stock appreciation rights were granted to these individuals during such year.

	Number of
	Securities	% of Total
	Underlying	Options Granted	Exercise or Base Price
	Options	to Employees in	($ per share)(1)	Expiration
Name	Granted	Fiscal Year	Individual Grant	Date

Edwin C. Quattlebaum	975,000	26.72%	$4.00	01/01/14
Edwin C. Quattlebaum	126,444	3.47%	4.00	05/26/14
Thomas P. Russo	401,250	11.00%	4.00	06/01/14
Ronald L. Stotish	142,500	3.91%	4.00	01/01/14
Stephen R.E. Bates	90,000	2.47%	4.00	06/28/14
Stephen R.E. Bates	100,000	2.74%	4.00	08/01/14

	1,835,194

(1)	The exercise price may be paid in cash, in shares of common stock valued at the fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchase shares.
Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table sets forth information concerning option exercises and option holdings for the fiscal year ended December 31, 2004 with respect to the named executive officers. No stock appreciation rights were exercised during such year or were outstanding at the end of that year.

			Number of Securities
			Underlying Unexercised		Value of Unexercised in-the-
			Options at		Money Options at
	Shares		December 31, 2004		December 31, 2004(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Edwin C. Quattlebaum	—	—	1,083,667	1,267,777	$1,761,650	$—
Thomas P. Russo	—	—	—	401,250	—	—
Ronald L. Stotish	—	—	196,688	170,813	148,000	12,000
Stephen R.E. Bates	—	—	112,292	257,708	—	—

			1,392,647	2,097,548	$1,909,650	12,000

(1)	Based on the estimated fair market value of our common stock at year-end less the exercise price payable for such shares.
Board Composition
      Our business and affairs are managed under the direction of our board of directors. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets regularly on a quarterly basis and additionally as required. Written board materials are distributed in advance of meetings as a general rule, and our board of directors schedules meetings with and presentations from members of our senior management on a regular basis.
Flynn/ Celera Board Designee
      Pursuant to an investment in our Series G preferred stock by Kevin F. Flynn and other investors (the “Investors”), we have agreed, subject to meeting certain conditions, to appoint one mutually acceptable designee of Mr. Flynn to our board of directors. The Investors have put forth the named designee. The Nominating Committee of our Board is reviewing the application of the designee. The right of Mr. Flynn to designate a member to our board terminates upon the earlier of (i) the date on which the Investors no longer own 85% of our Series G preferred stock or shares issuable upon the conversion of the Series G preferred stock, or (ii) the sale, conveyance, encumbrance, or other transfer of all or substantially of our business or property or, under certain circumstances, our merger with or into any other corporation.
      Pursuant to the shareholders agreement into which we entered in February 2002 with several shareholders, Celera has the right to designate one member to our board of directors. A designee of Celera served on our Board of Directors from February 2002 until his resignation on April 27, 2005. The designee position is currently vacant. Celera has the right to this designation so long as it continues to own at least 75% of the Shares (as defined in the shareholders agreement) acquired pursuant to the Series E Convertible Stock Purchase Agreement.
Director Compensation
      Our non-employee directors do not receive cash compensation for their service on the Board of Directors. As compensation for their services, directors receive options to purchase 10,000 shares of common stock per year and certain additional option grants if serving on or chairing a Board Committee. Directors are reimbursed for expenses incurred in attending meetings. Directors are not precluded from serving us in any other capacity and receiving compensation therefore.
Board Committees
      Our board of directors has an Audit Committee, Compensation Committee, Executive Committee, Finance Committee, and a Nominating Committee.
      Our Audit Committee oversees our financial reporting process on behalf of the board of directors. Our Compensation Committee makes recommendations to the board concerning salaries and incentive compensation for our officers and employees and serves as an advisor for our stock option plans, executive searches and grants single employee stock options up to a preordained limit. Our Executive Committee oversees the management of our affairs between meetings of the Board of Directors. Our Finance Committee interviews, selects and monitors the IPO underwriting team, manages the IPO process and oversees fundraising on behalf of the Board. Our Nominating Committee is responsible for identifying potential candidates to serve on our Board.
      Our Audit Committee is responsible for the following functions:

•	approve and retain the independent auditors to conduct the annual audit of our financial statements;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditors’ audit and non-audited services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services;

•	review, prior to filing, all annual reports to be filed with the SEC;

•	establish procedures for complaints received by us regarding accounting matters; and

•	oversee internal audit functions.

      Our Compensation Committee is responsible for the following functions:

•	reviewing and recommending policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations;

•	reviewing and approving our benefit plans and the issuance of stock options and other awards under our stock plans; reviewing and establishing appropriate insurance coverage for our directors and executive officers;

•	advising with respect to searches for executive officers and assisting in interviews;

•	recommending the type and amount of compensation to be paid or awarded to members of our board of directors, including consulting, retainer, meeting, committee and committee chair fees and stock option grants or awards; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers; and
      Our Executive Committee is responsible for the following functions:

•	exercising any and all of the powers of the Board of Directors (unless expressly prohibited by the Delaware General Corporation Law or otherwise delegated to another committee of the Board of Directors), except that the Executive Committee may not:

•	amend our charter;

•	amend our By-laws;

•	authorize any action that also requires approval by stockholders;

•	authorize the payment of dividends; or

•	approve the issuance of any common or preferred stock (although, in accordance with the stock option plans and prior resolutions of the Board of Directors, it may authorize the grant of stock options and determine the appropriate exercise price for incentive stock options then being awarded).

•	interviewing, selecting and monitoring the initial public offering underwriting team;

•	managing the initial public offering process; and

•	overseeing fundraising on behalf of the Board of Directors.
      Our Finance Committee is responsible for the following functions:

•	interviewing, selecting and monitoring the initial public offering underwriting team;

•	managing the initial public offering process; and

•	overseeing fundraising on behalf of the Board of Directors.
      Our Nominating Committee is responsible for the following functions:

•	making recommendations to the Board of Directors regarding the size and composition of the Board of Directors;

•	establishing procedures for the nomination process;

•	screening and recommending candidates for election to the Board of Directors;

•	reviewing with the Board of Directors from time to time the appropriate skills and characteristics required of Board members;

•	establishing and administering a periodic assessment procedure relating to the performance of the Board of Directors as a whole and its individual members.
Compensation Committee Interlocks and Insider Participation
      Our Compensation Committee is comprised of four members, John R. Block, William Buckner, Peter A. Meyer and Fergus Reid. No member of our Compensation Committee has at any time been an officer or employee of ours, or our subsidiary. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.
Code of Ethics
      We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial and accounting officer, respectively). The Code is filed as Exhibit 14.1 to this Form 10-SB. A written copy of the Code will be provided upon request at no charge by writing to our Chief Financial Officer, Mr. Thomas Prescott Russo, at MetaMorphix, Inc., 8000 Virginia Manor Road, Suite 140, Beltsville, Maryland 20705.
Employment Contracts, Termination of Employment and Change-in-Control Arrangements
      We are a party to an employment agreement on January 1, 1998 (the “Employment Agreement”) with Edwin C. Quattlebaum. The Employment Agreement provided for an annual base salary of $200,000, which has been reviewed and increased annually by the Board of Directors and is currently $425,000. Dr. Quattlebaum is currently entitled to a bonus of up to 60% of his annual base salary upon achieving certain performance-based goals.
      The Employment Agreement provided for the issuance of incentive stock options to purchase up to 233,100 shares of Common Stock pursuant to our 1996 Employees Incentive Stock Option Plan with 166,500 shares granted outright with the remainder conditional upon meeting milestones. As a result of successive re-examinations of Dr. Quattlebaum’s compensation by the Board of Directors, additional awards of options were made in 1998, 1999, 2000, 2001, 2002 and 2004 bringing the total to 2,104,332. The options vest over a period of four years from their respective grant dates. On August 3, 2001, the Board of Directors granted Dr. Quattlebaum 247,112 shares of non-qualified stock options vesting over a period of four years
      The Employment Agreement provides that Dr. Quattlebaum may be terminated at any time, with or without cause. In the event of the involuntary termination of Dr. Quattlebaum’s employment other than for “cause” (as defined in the agreement) we are obligated currently to pay severance equal to his annual base salary for two years. Severance is also due upon our sale or merger of us unless the successor entity assumes our obligations under the Employment Agreement.
      We have entered into employment agreements with Mr. Russo and Dr. Stotish providing for base annual salaries in the amounts set forth in the above table, except for Mr. Russo whose annual salary is $250,000. The agreements, as amended by Board resolution, contain severance provisions entitling the executive to receive the equivalent of the executive’s annual base salary for one year in the event of involuntary termination, other than for “cause” (as defined in the employment agreements).

EMPLOYEE STOCK OPTION PLANS

Employees Incentive Stock Option Plan
      In November 1996, our Board of Directors adopted our 1996 Employees Incentive Stock Option Plan (the “Employees Plan”), which was approved by security holders, pursuant to which 8,000,000 shares of common stock are reserved for issuance upon exercise of stock options or stock appreciation rights. The purpose of the Employees Plan is to provide additional incentive to employees by facilitating their purchase of common stock. The Employees Plan provides for a term of 10 years from the date of its adoption by the Board of Directors, after which no awards may be made, unless the Plan is earlier terminated by our Board of Directors. Options granted under the Employees Plan are either incentive stock options (i.e. options that afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to Section 422 of the Internal Revenue Code and that do not result in tax deductions to us unless participants fail to comply with Section 422 of the Internal Revenue Code) or options that do not so qualify.
      The Employees Plan is administered by the Compensation Committee of the Board of Directors (the “Compensation Committee”). The Compensation Committee selects the employees to whom awards are to be granted, the number of shares to be subject to such awards, and the terms and conditions of such awards (provided that any discretion exercised by the Compensation Committee must be consistent with resolutions adopted by the Board of Directors and the terms of the Employees Plan).
      As of April 21, 2005, options to purchase an aggregate of 7,073,980 shares were outstanding under the Employees Plan.

Non-Qualified Plan
      In December 1995, our Board of Directors adopted the Amended and Restated 1995 Non-Qualified Officer, Director, Employee, and Consultant Stock Option Plan (the “Non-Qualified Plan”) pursuant to which 3,050,000 shares of Common Stock are reserved for issuance upon exercise of stock options or stock appreciation rights. Options granted under the Non-Qualified Plan are not incentive stock options. The purpose of the Non-Qualified Plan is to provide additional incentive to officers, directors, employees and consultants by facilitating their purchase of Common Stock. The Non-Qualified Plan provides for a term of 10 years from the date of its adoption or amendment by the Board of Directors, after which no awards may be made, unless the Non-Qualified Plan is earlier terminated by the Board of Directors.
      The Non-Qualified Plan is administered by the Board of Directors. The Board of Directors selects the participants to whom awards are to be granted, the number of shares to be subject to such awards, and the terms and conditions of such awards (provided that any discretion exercised by the Board of Directors is consistent with the terms of the Non-Qualified Plan). The Non-Qualified Plan requires that all grants of options under the Option Plan vest at a rate of 25% per year beginning on the first anniversary of the date of grant (and thereafter such options shall vest monthly at a rate of 2.08% of the balance). Options granted to date under the Non-Qualified Plan, unless sooner terminated or expired in accordance with the terms of the Non-Qualified Plan, expire ten years after the date of grant.
      As of April 21, 2005, options to purchase an aggregate of 2,848,819 shares were outstanding under the Non-Qualified Plan.
401(k) Plan
      Effective January 1, 1998, we adopted a defined contribution 401(k) savings plan covering all of our eligible, full-time employees. Participants may elect to defer a percentage of their annual pre-tax compensation to the 401(k) plan, subject to defined limitations.
Indemnification of directors and executive officers and limitation on liability
      Our bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law, provided that, with respect to proceedings initiated by our officers and directors, we are only required to indemnify these persons if the proceeding was authorized by our board of directors. Our bylaws permit us, by action of our board of directors, to indemnify our other employees and agents to the same extent as we are required to indemnify our officers and directors. We are also empowered under our bylaws to enter into indemnification agreements with our directors, officers, employees or agents and to purchase insurance on behalf of any of our directors, officers, employees or agents whether or not we are required or permitted to indemnify such persons under Delaware law.
      In addition, our bylaws provide that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives an improper personal benefit.
      There is no pending litigation or proceeding involving any of our directors or officers for which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Management Loans
      In February and March 2005, Peter Meyer, our Co-Chairman, made short-term working capital loans to us in the aggregate principal amount of $300,000. These loans are evidenced by a note which bears interest at the rate of 12% per annum and is due on the earlier of (i) March 31, 2006 and, (ii) our receipt of a certain milestone payment or proceeds of at least $1,000,000 from any debt or equity financing.
      In February and March 2005, Clifton Baile, Fergus Reid, and Howard Minigh, all members of our board of directors, made short-term working capital loans to us in the aggregate principal amount of $70,000. These loans are evidenced by notes which bear interest at the rate of 10% per annum and which were due on April 15, 2005. These notes were not repaid on April 15, 2005 and now bear interest at 15% per annum. These notes are due upon our receipt of proceeds of at least $1,000,000 from an equity financing or any milestone payment.
      In August 2004, Howard Minigh, a member of our board of directors, purchased 11,725 shares of our Series G convertible preferred stock and warrants to purchase 12,342 shares of common stock for a purchase price of $6.00 per share and warrants to purchase 2,500 shares of common stock for a purchase price of $4.00 per share.
      In February 2004, Fergus Reid, a member of our board of directors, purchased $100,000 principal amount of our 12.5% convertible notes. At December 31, 2004, accrued but unpaid interest on this note was $10,972.
      During May and June 2003 we received working capital loans from Peter Meyer and Clifton Baile, both members of our board of directors, totaling $560,000, which loans bear interest at 12% per annum. We had outstanding amounts due on these loans of $250,000 and $280,000 at December 31, 2004 and 2003, respectively. We repaid $280,000 plus accrued interest in November 2003 and $30,000 plus accrued interest in February 2004. In connection with these loans, we issued warrants to purchase 224,000 shares of common stock. On April 21, 2005, these warrants were converted into 123,200 shares of common stock. In 2004 and 2005, we issued additional warrants to purchase 296,000 and 40,000 shares of common stock, respectively, to these lenders as a penalty provision and the interest rate was increased to 18% per annum. On April 21, 2005, these penalty warrants were converted into 147,840 shares of common stock.

      During the period of February through March 2002 we received working capital loans from Peter Meyer and John Block, both members of our board of directors, totaling $75,000, which loans bear interest at 20% per annum and are payable on demand. We had outstanding amounts due on these loans of $75,000 at December 31, 2004 and 2003.
      During the period August 2000 through March 2001, Dr. Quattlebaum, our Co-Chairman and Chief Executive Officer, made working capital loans to us totaling $264,000. At December 31, 2004 and 2003, we had $264,000 due on these loans. These loans are evidenced by notes bearing interest at prime plus 1% and are due on demand.

ITEM 8.	DESCRIPTION OF SECURITIES
      Our certificate of incorporation, as amended, authorizes the issuance of up to 75,000,000 shares of common stock, par value $0.001 per share, and up to 22,000,000 shares of preferred stock, par value $0.001 per share.
Capitalization Table
      The following table summarizes our capital structure as of April 21, 2005. It includes the number of shares of each of our classes of common stock and convertible preferred stock. It also includes our convertible notes at face value, our stock options outstanding, and our warrants outstanding. Shown below is also the number of common stock shares into which each of these instruments may convert.

		Number of Common
		Share Equivalents if
		Converted at
Description	Outstanding	April 21, 2005

Common Stock (number of shares)	20,284,901	20,284,901

Convertible Preferred Stock (number of shares):	7,326,837	15,790,071
Series A	1,001,000	1,001,000
Series B	200,000	200,000
Series C	714,661	714,661
Series D	26,667	26,667
Series E(1)	2,000,000	8,750,000
Series F	1,834,440	1,834,440
Series G(2)	1,550,069	3,263,303

Convertible Notes ($ face value)(3)	$18,626,326	4,418,370

Stock Options(4)	9,922,799	9,922,799

Warrants(5)	8,738,865	8,738,865

(1)	Includes an additional 6,750,000 shares into which the Series E preferred stock held by Applera Corporation (Celera’s parent company) may be converted on a voluntary basis.

(2)	Includes an additional 1,713,234 shares into which the Series G preferred stock may be converted on a voluntary basis at the approximate conversion rate of one to 2.105.

(3)	Includes $17,323,322 outstanding on the 12.5% notes convertible at $4.00, $141,026 outstanding on the 8% notes convertible at $16.00, $811,978 outstanding on the 10.9% notes convertible at $16.00, $250,000 outstanding on a bridge note convertible at $12.00, and $100,000 outstanding on a bridge note convertible at $14.00.

(4)	The exercise prices of the options range from $0.02 to $12.00 per share, with a weighted average exercise price of $3.73.

(5)	The exercise prices of the issued warrants range from $0.35 to $20.00 per share, with a weighted average exercise price of $5.34.
Common Stock
      Holders of outstanding shares of our common stock are entitled, for each share held, to one vote upon each matter submitted to a vote at a meeting of our stockholders. Subject to preferences that apply to any shares of our preferred stock outstanding at any time, the holders of outstanding shares of our common stock are entitled to receive a pro rata share of dividends, if and when declared by our board of directors, out of our assets legally available for dividends. Holders of our common stock do not have preemptive rights. As of April 21, 2005, we had 20,284,901 shares of our common stock outstanding.
Preferred Stock
      We may issue preferred stock from time to time in one or more series, as determined by our board of directors. Our certificate of incorporation, as amended, permits our board of directors to fix or alter dividend rates, conversion rights, rights and terms of redemption, including sinking fund provisions, redemption prices, voting rights and liquidation preferences, and the number of shares constituting each series and the designation thereof. As of April 21, 2005, we have seven series of preferred stock outstanding:

•	1,001,000 of which are designated as our Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”);

•	200,000 of which are designated as our Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”);

•	742,661 of which are designated as our Series C Convertible Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”);

•	333,333 of which are designated as our Series D Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”);

•	2,000,000 of which are designated as our Series E Convertible Preferred Stock, par value $0.001 per share (“Series E Preferred Stock”);

•	7,000,000 of which are designated as our Series F Convertible Preferred Stock, par value $0.001 per share (“Series F Preferred Stock”);

•	2,500,000 of which are designated as our Series G Convertible Preferred Stock, par value $0.001 per share (“Series G Preferred Stock”);
      We refer collectively to our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock as our “Preferred Stock.”

Dividend Rights
      Each series of our Preferred Stock is entitled to receive dividends out of legally available funds, prior to any dividend being received by our common stockholders. Our Series G Preferred Stock is also entitled to receive a preferential cumulative, but not compound, dividend at a rate of $0.90 per share per year (subject to adjustment) prior and in preference to any dividends we may pay on any other series of Preferred Stock or on our common stock.

Voting Rights
      The holders of each share of our Preferred Stock are entitled to notice of any stockholder’s meeting in accordance with our bylaws and shall be entitled to vote, together with the holders of our common stock, on any other matter submitted to the vote of our stockholders. Each holder of Preferred Stock is entitled to the number of votes which each share of Preferred Stock is then convertible into shares of our common stock.

Liquidation Rights
      In the event we liquidate, dissolve or wind-up, or in the event we are sold by way of merger, reorganization or asset sale, the holders of our Preferred Stock shall be entitled to be paid out of our assets and funds legally available for distribution, prior to the distribution of any of our assets or funds to our common stockholders, in the following order:

•	Holders of our Series G Preferred Stock will be entitled to an initial liquidation payment of $10 for each of Series G Preferred Stock that they own.

•	Holders of our Series E Preferred Stock will then be entitled to receive their Liquidation Payment.

•	Following this payment, holders of each of the remaining series of Preferred Stock will be entitled to receive their respective Liquidation Payments based on seniority as follows: our Series G Preferred Stock ranks senior to our Series A Preferred Stock, which ranks senior to our Series B Preferred Stock, which ranks senior to our Series C Preferred Stock, which ranks senior to our Series D preferred Stock, which ranks senior to our Series F Preferred Stock.
      A “Liquidation Payment” for a series of Preferred Stock is the amount which is equal to the greater of (i) the applicable liquidation preference for such series of Preferred Stock, plus any declared but unpaid dividends, or (ii) the amount per share that would have been payable to holders of the series of Preferred Stock had the shares of such Preferred Stock been converted to our common stock immediately prior to our liquidation.
      In the event our assets and funds available for distribution to the holders of any series of our Preferred Stock shall be insufficient to permit the payment of full preferential amounts to such holders, then our assets and funds will be divided pro rata among the holders of such series of Preferred Stock.

Conversion Rights
      Each series of Preferred Stock has certain optional and mandatory conversion features. The 7,326,837 outstanding shares of Preferred Stock are currently convertible into 15,790,071 shares of our common stock.
      Optional Conversion. Prior to any mandatory conversion, each series of our Preferred Stock converts into shares of our common stock on a one-for-one basis, except for our Series E Preferred Stock and Series G Preferred Stock. For each share of Series E Preferred Stock converted, the holders will receive 4.375 shares of our common stock. For each share of Series G Preferred Stock converted, the holders will receive 2.105 shares of our common stock.
      Mandatory Conversion. Each series of our Preferred Stock converts, without any further action by the holders of such Preferred Stock, upon our consummating an initial public offering or upon the conversion of a certain percentage of the originally issued shares of Preferred Stock into our common stock. Except for our Series E Preferred Stock and our Series G Preferred Stock, the outstanding shares of each series of our Preferred Stock automatically convert into shares of our common stock upon the conversion into common stock of at least 85% of the originally issued shares of such series of Preferred Stock. For our Series E Preferred Stock, the automatic conversion feature is triggered upon the conversion into common stock of at least 75% of the originally issued shares of Series E Preferred Stock, and for the Series G Preferred Stock, the automatic conversion feature is triggered upon the conversion into common stock of at least 50% of the originally issued shares of Series G Preferred Stock.

Anti-dilution Protection
      None of our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or Series F Preferred Stock has any anti-dilution provision which is currently in effect. In the event we issue certain additional securities without consideration, or for consideration per share less than the applicable conversion price of our Series E Preferred Stock, the conversion price of such Series E Preferred Stock is subject to full-ratchet adjustment, whereby the conversion price is reduced to that of the additional securities. In the event we issue certain additional securities without consideration, or for consideration per share less than the applicable conversion price of our Series G Preferred Stock, the conversion price of such Series G Preferred Stock is subject to a weighted-average adjustment.

Protective Provisions
      No terms of a series of our Preferred Stock may be amended, modified or waived without the affirmative vote or written consent of the holders of at least 50% (in regards to our Series F Preferred Stock and Series G Preferred Stock) or 85% (in regards to our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock), as the case may be, of the then outstanding shares of such series of Preferred Stock, voting separately as a class.
      So long as any shares of a series of our Preferred Stock is outstanding, we need to obtain the affirmative vote or written consent of at least 50% (in regards to our Series F Preferred Stock and Series G Preferred Stock) or 85% (in regards to our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock), as the case may be, of the then outstanding shares of such series of Preferred Stock, voting separately as a class, except where the vote or written consent of the holders of a greater number of shares is required by law or by our certificate of incorporation, in order to:

•	Amend, alter, or repeal our certificate of incorporation if the effect would be detrimental or adverse in any manner with respect to the particular rights of the holders of such series of Preferred Stock;

•	Redeem or otherwise acquire any shares of a series of Preferred Stock except pursuant to a purchase offer made pro rata to all holders of such series of Preferred Stock based on the aggregate number of outstanding shares of such series of Preferred Stock then held by each holder.
      With respect to our Series E Preferred Stock, we may not alter or repeal the preferences, special rights or other powers of the Series E Preferred Stock so as to affect adversely the holders of the Series E Preferred Stock without the affirmative vote or written consent of the holders of at least a majority of the shares of Series E Preferred Stock then outstanding, voting separately as a class. In addition, we may not offer to redeem, purchase or otherwise acquire any of our securities which are junior to or parri passu with the Series E Preferred Stock without the affirmative vote or written consent of the holders of at least a majority of the shares of Series E Preferred Stock then outstanding, voting separately as a class.
Debt Securities

12.5% Convertible Notes
      We currently have outstanding $17,323,322 principal amount of five-year 12.5% convertible promissory notes (the “Notes”), which mature at various dates commencing on November 7, 2008. The Notes are convertible into shares of our common stock at any time at the option of the holder at a conversion price of $4.00 per share and will automatically convert into common stock at the conversion price upon an initial public offering of our securities. The conversion price is subject to full-ratchet adjustment in the event we issue shares at an offering price or convertible securities having a conversion, exchange or exercise price less than $4.00, other than issuances of equity securities (i) to our officers, directors, employees and consultants pursuant to a stock option and/or restricted stock plan; (ii) as part of a strategic partnership or other business collaboration; and (iii) to vendors or creditors in connection with a settlement of our outstanding obligations. Holders of the Notes have registration rights with respect to the underlying shares commencing 180 days after we complete an initial public offering.
Warrants
      As of April 21, 2005, we have warrants outstanding to purchase 8,738,865 shares of common stock. These warrants were issued over the past five years as attachments to debt issuances, attachments to preferred stock issuances, and for advisory services performed. All warrants are exercisable and expire during the period beginning on June 2005 and ending March 2015. The weighted average exercise price for the warrants currently outstanding is $5.34.

Registration Rights
      The holders of substantially all of our common and preferred stock have rights with respect to the registration of their shares under the Securities Act. A group of these holders will not be able to exercise any of their registration rights, whether demand or piggyback, with respect to the warrants (or securities underlying the warrants) or sell any shares of our common stock issuable upon exercise of the warrants until ninety (90) days after the closing date of an IPO or such later date not to exceed one hundred and eighty days (180) after the closing of an IPO, as the manager of underwriter of the IPO may require. Holders of substantially most of our common and preferred stock will not be able to exercise their registration rights until one hundred and eight days (180) after the closing of an IPO.
Anti-takeover provisions
      We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years, did own) 15.0% or more of our voting stock. The statute could delay, defer or prevent a change in control of us.
PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Listing.
      We are not listed on any stock market or exchange.

Market Information.
      As of April 21, 2005, we have warrants outstanding to purchase 8,738,865 shares of our common stock, options outstanding to purchase 9,922,799 shares of our common stock, and convertible notes which may be converted into 4,418,370 shares of our common stock.

Holders of Records.
      As of April 21, 2005, 20,284,901 shares of common stock were issued and outstanding and held by approximately 488 holders of record.

Dividends.
      We have not declared any dividends on our common stock to date, and we do not intend to declare dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to fund the development and growth of our business.

Equity Compensation Plan Information.
      The following table provides information as of December 31, 2004 with respect to the shares of our common stock that may be issued under our existing equity compensation plans:

			Number of Securities
	Number of Securities	Weighted-Average	Remaining Available
	to be Issued Upon	Exercise Price of	for Future Issuance
	Exercise of Outstanding	Outstanding	Under Equity
Plan Category	Options/Warrants	Options/Warrants	Compensation Plans

Equity compensation plans approved by security holders(1)	6,501,584	$3.77	1,498,416
Equity compensation plans not approved by security holders(1)	2,453,818	3.50	596,182

Total	8,955,402	$3.70	2,094,598

(1)	Please see “Item 6 Executive Compensation — Employees Stock Option Plans” for a description of the material features of each of our plans.

ITEM 2.	LEGAL PROCEEDINGS
      We are not a party to any material pending legal or arbitration proceedings.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
      We have had no disagreements with our independent registered public accounting firm nor any change in our independent registered public accounting firm during the last three years.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES
      The following sets forth information regarding sales of our unregistered securities during the last three years:

In April 2005, we completed an exchange offer under Section 3(a)(9) of the Securities Act pursuant to which we issued 10,781,523 shares of our common stock to holders of our warrants. We have received irrevocable agreements to exchange additional outstanding warrants in connection with the same exchange offer and will issue 465,355 shares to the warrant holders immediately prior to the consummation of an initial public offering.

In December 2004, we issued an aggregate of 5,414,286 shares of common stock to holders of certain advisory warrants in an exchange offer under Section 3(a)(9) of the Securities Act.

Between March 2003 and November 2004, we issued warrants to purchase an aggregate of 7,700,000 shares of common stock to a financial advisor and its designees as compensation for services rendered pursuant to a financial advisory agreement and a consulting agreement.

From July 2004 through April 2005, we issued an aggregate of 1,533,185 shares of our Series G Convertible Preferred Stock and 1,940,725 common stock purchase warrants to a group of accredited investors for aggregate consideration of $13,076,453. In April 2005, an additional 16,884 shares of our Series G Convertible Preferred Stock was issued in exchange for the cancellation of indebtedness of $143,992.

In July 2004, we issued warrants to purchase 100,000 shares of common stock to a financial advisor for services rendered pursuant to an advisory services agreement.

In March and April 2004, we issued 866,754 shares of Series F convertible preferred stock and warrants to purchase 876,764 shares of common stock to a group of accredited investors in exchange for the cancellation of $3,813,724 of outstanding indebtedness. In March 2004, we issued an additional 352,156 shares of Series F convertible preferred stock and warrants to purchase 387,364 shares of common stock in connection with a rights offering to our existing stockholders and certain other accredited investors.

Between November 2003 and May 2004, we issued an aggregate of $13,175,912 principal amount of 12.5% convertible notes and warrants to purchase 9,881,934 shares of common stock (after giving effect to subsequent dilutive events) to a group of accredited investors for aggregate consideration of $13,175,912. An additional $2,203,730 principal amount of 12.5% convertible notes and warrants to purchase 1,584,375 shares of common stock to a group of accredited investors in exchange for the cancellation of outstanding indebtedness.

In December 2003, we issued 353,630 shares of common stock upon conversion by two accredited investors of $2,121,768 of outstanding indebtedness. After a re-negotiation, the conversion to common stock was reversed, and 482,223 shares of Series F preferred stock were issued. Warrants to purchase 700,186 shares of common stock were issued in connection with this conversion.

In May and June 2003, we issued an aggregate of $5,975,000 principal amount of 12% notes and warrants to purchase 2,390,000 shares of common stock to a group of accredited investors for aggregate consideration of $5,975,000. Additional warrants to purchase 3,170,000 shares of common stock were issued in January 2004 as a penalty for failure to repay the notes on time.

In February 2003, we issued an aggregate of $2,200,000 principal amount of 12% notes and warrants to purchase 452,857 shares of common stock to a group of accredited investors for aggregate consideration of $2,200,000. Additional warrants to purchase 150,000 shares of common stock were issued in 2003 as a penalty for failure to repay the notes on time.

Between January 2002 and June 2003, we issued an aggregate of $6,100,412 principal amount of 8.0% notes to a group of accredited investors for aggregate consideration of $6,100,412.

Between October 1999 and December 2001, we issued an aggregate of $14,937,363 principal amount of 10.9% notes to a group of accredited investors for aggregate consideration of $14,937,363.

The Company utilizes the Black-Scholes option pricing valuation model to calculate the value of share-based payments in accordance with SFAS No. 123(R) (“calculated value”).

      All of the above-described issuances were exempt from registration pursuant to Section 4(2) of the Securities Act, or Regulation D or Rule 144A promulgated thereunder, as transactions not involving a public offering. With respect to each transaction listed above, no general solicitation was made by either us or any person acting on our behalf; the securities sold are subject to transfer restrictions; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. No underwriters were involved in connection with the sales of securities referred to in this Part II, Item 4.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
      We are a Delaware corporation. Our certificate of incorporation provides that we will indemnify and hold harmless our officers, directors and others serving our corporation in various capacities to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify officers and directors in specified circumstances.
      Under Section 145 of the DGCL, a corporation may indemnify its directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, referred to as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of conduct is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of that action, and Section 145 requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.
      Section 145 of the DGCL further provides that to the extent that a director or officer has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter within that action, suit or proceeding, that person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that person in connection with that defense. Our certificate of incorporation provides that the indemnification rights described above shall be contract rights and shall include the right to be paid expenses incurred in defending any proceeding in advance of its final disposition subject to any undertakings required under the DGCL. Section 145 requires an undertaking to repay any amount advanced if the director or officer receiving that amount is ultimately determined not to be entitled to indemnification.
      Indemnification provided for by Section 145 of the DGCL and our certificate of incorporation is not to be deemed exclusive of any other rights to which the indemnified party may be entitled. Both Section 145 and our certificate of incorporation permit us to maintain insurance on behalf of a director, officer or others against any liability asserted against that person and incurred by that person, whether or not we would have the power to indemnify that person against those liabilities under Section 145. Anyone claiming rights to indemnification under our certificate of incorporation may bring suit if that indemnification is not paid within thirty days.

PART F/ S
CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
MetaMorphix, Inc.
Beltsville, MD
      We have audited the accompanying consolidated balance sheets of MetaMorphix, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetaMorphix, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
      The accompanying financial statements for the year ended December 31, 2004 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses and negative cash flows from operations, working capital deficiency and significant accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
DELOITTE & TOUCHE LLP
McLean, Virginia
May 2, 2005

METAMORPHIX, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$507,973	$83,232
Accounts receivable	242,857	105,636
Prepaid expenses and other current assets	103,122	231,531

Total current assets	853,952	420,399
PROPERTY AND EQUIPMENT — Net	2,081,669	2,029,892
GOODWILL	3,739,870	3,739,870
INTELLECTUAL PROPERTY RIGHTS	2,126,003	14,882,019
LEASE SECURITY DEPOSITS	207,263	127,611
DEFERRED DEBT ISSUE COSTS	6,480,080	3,691,983

	14,634,885	24,471,375

TOTAL ASSETS	$15,488,837	$24,891,774

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$4,812,341	$6,118,370
Accrued compensation	4,671,064	3,408,975
Accrued dividends	490,222	—
Short-term notes payable	1,623,824	10,230,601
Notes payable to officers and directors	964,498	999,498
Deferred revenue	1,480,831	500,000
Celera purchase obligation	1,495,000	2,375,249
Accrued interest	2,042,065	1,375,482

Total current liabilities	$17,579,845	$25,008,175
LONG-TERM NOTES PAYABLE, net of discount of $7,000,745 and $3,867,245 at December 31, 2004 and 2003, respectively	$11,399,886	$4,900,728
CELERA PURCHASE OBLIGATION	4,214,076	4,451,274
ACCRUED INTEREST	988,601	891,771
OTHER LONG-TERM LIABILITIES	208,721	41,243

Total liabilities	34,391,129	35,293,191

COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $0.001 par value — 22,000,000 and 7,000,000 shares authorized as of December 31, 2004 and 2003, respectively; 7,238,315 and 3,942,328 shares issued and outstanding as of December 31, 2004 and 2003, respectively	59,269,687	43,463,521
Common stock, $0.001 par value — 75,000,000 and 50,000,000 shares authorized as of December 31, 2004 and 2003, respectively; 9,488,878 and 4,454,770 shares issued and outstanding as of December 31, 2004 and 2003, respectively	9,489	4,455
Additional paid-in capital	74,365,319	46,465,366
Accumulated other comprehensive loss	(32,228)	(3,662)
Accumulated deficit	(152,514,559)	(100,331,097)

Total stockholders’ equity (deficit)	(18,902,292)	(10,401,417)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$15,488,837	$24,891,774

See notes to consolidated financial statements.

METAMORPHIX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002

REVENUE	$5,704,796	$7,406,743	$2,777,792
OPERATING COSTS AND EXPENSES:
Cost of revenue	5,306,663	4,334,625	2,728,708
Research and development	4,364,421	3,674,157	3,610,502
General and administrative	10,698,706	8,431,135	7,509,614
Depreciation and amortization	12,991,210	12,954,432	10,793,274

Total operating costs and expenses	33,361,000	29,394,349	24,642,098
OTHER INCOME (EXPENSE):
Interest expense and accretion of debt discount	(18,984,610)	(5,182,107)	(1,218,384)
Debt issue costs	(2,297,702)	(5,808,701)	(4,805,464)
Debt conversion expense	(3,281,462)	(1,276,038)	—
Other income	36,516	19,302	89,022

NET LOSS	(52,183,462)	(34,235,150)	(27,799,132)

Preferred stock dividends and accretion of beneficial conversion features	(1,604,352)	—	—

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(53,787,814)	$(34,235,150)	$(27,799,132)

Net loss per common share:
Basic and diluted	$(12.83)	$(8.44)	$(7.72)

Weighted average number of shares outstanding:
Basic and diluted	4,192,412	4,055,742	3,603,163

See notes to consolidated financial statements.

METAMORPHIX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(52,183,462)	$(34,235,150)	$(27,799,132)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	13,131,841	13,096,933	10,891,378
Accretion of debt discount	1,801,071	203,539	—
Amortization of deferred debt issue costs	1,576,856	896,745	1,236,908
Share-based payment expense	18,215,132	8,501,371	6,242,292
Induced conversion expense	3,281,462	1,276,038	—
(Gain) loss on disposal of fixed assets	4,990	(17,675)	—
Changes in assets and liabilities:
Accounts receivable	(132,222)	(30,313)	(70,153)
Prepaid expenses and other current assets	29,844	84,476	(729,801)
Lease security deposits	(79,652)	—	(103,753)
Accounts payable and accrued expenses	(1,326,929)	831,464	2,906,314
Accrued compensation	1,262,089	1,060,379	1,488,343
Deferred purchase obligation	(1,400,000)	(2,061,200)	—
Deferred revenue	980,831	(680,000)	680,000
Accrued interest	2,388,579	1,768,904	883,856
Other, net	44,625	—	(2,427)

Net cash flows used in operating activities	(12,404,945)	(9,304,489)	(4,376,175)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(281,039)	(23,692)	(839,842)
Proceeds from sale of property and equipment	5,000	16,000	150,572

Net cash flows used in investing activities	(276,039)	(7,692)	(689,270)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt issuances	6,607,789	16,360,090	7,484,857
Payments of debt issue costs	(1,500,406)	(1,463,834)	(1,478,106)
Principal payments on notes	(3,205,027)	(5,505,759)	(997,700)
Principal payments under capital lease obligations	(10,503)	(4,640)	(8,519)
Proceeds from stock issuances	11,230,897	240	—

Net cash flows provided by financing activities	13,122,750	9,386,097	5,000,532

Effects of exchange rate differences on cash and cash equivalents	(17,025)	345	(1,840)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	424,741	74,261	(66,753)
CASH AND CASH EQUIVALENTS — Beginning of year	83,232	8,971	75,724

CASH AND CASH EQUIVALENTS — End of year	$507,973	$83,232	$8,971

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$263,213	$342,286	$120,820

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Preferred stock issued for Celera AgGen acquisition	$—	$—	$35,000,000
Deferred Celera purchase obligation	—	—	8,565,174
Debt converted into equity	3,762,693	4,720,068	6,993,957
Acquisition of fixed assets under capital lease	152,194	49,901	—
Conversion of notes and accrued but unpaid interest into new notes	2,933,489	329,939	273,019
Allocated value of warrants issued with debt and equity	6,161,458	4,070,784	—
Calculated value of warrants issued to financial advisors	3,179,876	2,677,496	—
Accrued dividends payable	490,222	—	—
Cancellation of common shares in connection with issuance of Series F preferred shares	2,743,219	—	—
Capital lease disposal	—	13,592	—
See notes to consolidated financial statements.

METAMORPHIX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004		2003		2002

	Shares	Amount	Shares	Amount	Shares	Amount

Convertible Preferred Stock, Series A
Balance, beginning and end of year	1,001,000	$5,850,001	1,001,000	$5,850,001	1,001,000	$5,850,001

Convertible Preferred Stock, Series B
Balance, beginning and end of year	200,000	500,000	200,000	500,000	200,000	500,000

Convertible Preferred Stock, Series C
Balance, beginning and end of year	714,661	1,753,503	714,661	1,753,503	714,661	1,753,503

Convertible Preferred Stock, Series D
Balance, beginning and end of year	26,667	360,017	26,667	360,017	26,667	360,017

Convertible Preferred Stock, Series E
Balance, beginning and end of year	2,000,000	35,000,000	2,000,000	35,000,000	2,000,000	35,000,000

Convertible Preferred Stock, Series F
Balance, beginning of year	—	—	—	—	—	—
Issuance of Series F offering	352,156	1,472,367	—	—	—	—
Issuance of Series F shares upon debt conversion transaction	1,482,284	6,227,523	—	—	—	—

Balance, end of year	1,834,440	7,699,890	—	—	—	—
Convertible Preferred Stock, Series G
Balance, beginning of year	—	—	—	—	—	—
Issuance of Series G shares	1,461,547	8,106,276	—	—	—	—

Balance, end of year	1,461,547	8,106,276	—	—	—	—

Total Preferred Stock	7,238,315	59,269,687	3,942,328	43,463,521	3,942,328	43,463,521

Common Stock
Balance, beginning of year	4,454,770	4,455	3,916,621	3,917	3,291,258	3,292
Exercise of stock options and warrants	12,516	13	12,000	12	76,582	76
Issuance of common stock upon conversion of debt	—	—	526,149	526	548,781	549
Cancellation of common shares in connection with issuance of Series F Preferred shares upon debt conversion	(392,694)	(393)	—	—	—	—
Conversion of warrants to common stock	5,414,286	5,414	—	—	—	—

Balance, end of year	9,488,878	$9,489	4,454,770	$4,455	3,916,621	$3,917

(Continued)
See notes to consolidated financial statements.

METAMORPHIX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002

Additional Paid-In Capital
Balance, beginning of year	$46,465,366	$25,219,907	$12,044,283
Exercise of stock options and warrants	11,316	228	41,621
Issuance of common stock upon conversion of debt	—	4,719,542	6,891,711
Debt conversion	2,463,759	1,276,038	—
Cancellation of common shares in connection with issuance of Series F Preferred shares upon debt conversion	(2,742,826)	—	—
Conversion of warrants to common stock	(5,414)	—	—
Preferred stock beneficial conversion feature	1,114,130	—	—
Preferred stock dividends and accretion of beneficial conversion feature	(1,604,352)	—	—
Issuance of stock warrants	25,303,025	12,229,510	2,626,073
Share-based payment expense	3,360,315	3,020,141	3,616,219

Balance, end of year	74,365,319	46,465,366	25,219,907

Accumulated Other Comprehensive Loss
Balance, beginning of year	(3,662)	(54,563)	(45,854)
Foreign currency translation adjustment †	(28,566)	50,901	(8,709)

Balance, end of year	(32,228)	(3,662)	(54,563)

Accumulated Deficit
Balance, beginning of year	(100,331,097)	(66,095,947)	(38,296,815)
Net loss†	(52,183,462)	(34,235,150)	(27,799,132)

Balance, end of year	(152,514,559)	(100,331,097)	(66,095,947)

Total Shareholders’ Equity (Deficit)	$(18,902,292)	$(10,401,417)	$2,536,835

†	Combined, these amounts represent total comprehensive loss of $52,212,028, $34,184,249 and $27,807,841 for the years ended December 31, 2004, 2003, and 2002, respectively.
See notes to consolidated financial statements.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

1.	NATURE OF THE BUSINESS AND MANAGEMENTS PLANS
      MetaMorphix, Inc. (the “Company”) is a biopharmaceutical company focused on discovering, acquiring, developing, and commercializing products and technologies to improve animal health, livestock production, and human health. The Company was incorporated on September 1, 1994.
      The Company has two key technology platforms: a) livestock genomics and b) growth differentiation factors. These technologies are commercially employed to both increase livestock meat quality and production efficiency and to potentially treat muscle-wasting diseases in humans, such as Muscular Dystrophy and Sarcopenia.
      These consolidated financial statements include the accounts of MetaMorphix, Inc. and its wholly-owned subsidiaries: MMI Genomics, Inc., MMI Canada Inc., MetaMorphix International, Inc., and MetaMorphix Holdings, Inc. All intercompany transactions and balances have been eliminated in consolidation.

Going Concern — Management’s Plans
      In the course of its operations, the Company has sustained operating losses and negative cash flows from operations and expects such losses to continue in the foreseeable future. As of December 31, 2004 the Company had a working capital deficiency of $16,725,893 and an accumulated deficit of $152,514,559. The Company intends to finance its operations primarily through future debt and equity financings and future revenues.
      The Company’s Board of Directors granted approval to Company management to pursue applicable steps to undertake the initial public offering (“IPO”) process. To date, management has engaged investment bankers to perform due diligence on the Company and prepare the terms of the IPO. This process is currently proceeding, although no completion date can be estimated at this time. While we anticipate that the proceeds from the IPO will be sufficient to fund our operations until we can generate positive cash flow from operations, there can be no assurance of that, nor that the IPO will ever occur.
      In addition, the Company’s Board of Directors granted approval to Company management to pursue additional financings through the issuance of a new private placement of promissory notes. Management is currently working with several investment bankers to secure a note offering with terms acceptable to the Company. To date, no final offering has been completed. While we anticipate that the proceeds from additional financings will be sufficient to fund our operations until we can generate positive cash flow from operations, there can be no assurance of that.
      Although the Company recognizes the need to raise funds in the near future, there can be no assurance that it will be successful in consummating any such transaction, or, if it did consummate such a transaction, that the terms and conditions of such financing will be favorable to the Company. The Company believes that its current assets will not be sufficient to fund operations in 2005. However, this uncertainty raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SIGNIFICANT ACCOUNTING POLICIES
      Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
      Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Risks and Uncertainties — The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operations include delays or unexpected results in current research projects; the Company’s ability to effectively manage operating costs and increase operating efficiencies; impairment of certain intangible assets; rapid technological and market change and the transition to new methodologies; the need to protect intellectual property; the capability of the Company to obtain additional capital financing on terms acceptable to the Company; the uncertainty of customer acceptance of the results of research projects; the ability to attract and retain highly qualified employees; and other one-time events.
      Revenue Recognition and Deferred Revenue — The Company’s revenue recognition policies are in accordance with the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SEC Staff Accounting Bulletin No. 104, Revenue Recognition, and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The Company has license and development agreements with several pharmaceutical, biotechnology, and food production companies. The agreements typically include nonrefundable license fees paid to the Company, funding of research and development by the counterparty, payments to the Company based upon achievement of certain milestones and royalties on net product sales. Revenues, including nonrefundable license fees, are recognized when the Company has a contractual right to receive such payments, provided a contractual arrangement exists, the contract price is fixed and determinable, the collection of the resulting receivable is reasonably assured, and the Company has no further performance obligations under the arrangement.
      When the Company has performance obligations under an arrangement, revenue recognition is deferred until the obligations are fulfilled. Where the Company’s level-of-effort is relatively constant over the performance period, the revenue is recognized on a straight-line basis. The determination of the performance period involves judgment by management. Research and development revenues and other revenues from milestone payments are deferred until achievement of the related milestone, provided the Company has no continuing performance obligations and the milestone payment is reasonable in relation to the effort expended or the risk associated with its achievement. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as the Company completes its performance obligations.
      Because many of the Company’s contracts contain items that have stand-alone value to the customer, and there is evidence of the fair value of the undelivered items, each part of the work plan in those types of arrangements are accounted for as a separate unit of accounting, and therefore a separate earnings process.
      The Company currently provides parentage and identification genotyping services. The Company recognizes revenue for genotyping services at the time the services are provided and no additional performance is required by the Company. Amounts received prior to being earned are recorded as deferred revenue until earned.
      Research and Development — Research and development costs include amounts spent for product development, patent costs, and personnel/overhead costs related to the development or acquisition of the Company’s technology. Research and development costs also include stock-based compensation expense and collaborative agreements requiring the Company to pay periodic license fees, research payments, additional payments, royalty fees, and milestone payments. All research and development costs are expensed in the period incurred.
      Cash and Cash Equivalents — Cash and cash equivalents include cash on hand and demand deposits.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Accounts Receivable and Allowance for Doubtful Accounts — Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company believes its customers are creditworthy based on its dealings and collection history, and currently has no allowance for doubtful accounts. Account balances are charged off against an allowance when the Company feels it is probable the receivable will not be recovered. The Company does not have any off-balance-sheet credit exposure related to its customers.
      Concentrations of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk are principally accounts receivable. The Company had $242,857 and $105,636 of accounts receivable outstanding at December 31, 2004 and 2003, respectively. Two customers comprise 56.8% of the total at December 31, 2004, and one customer is 68.8% of the total at December 31, 2003. The Company’s customers are primarily associations which purchase the Company’s parentage and identification genotyping services. The Company has not experienced any significant credit losses and does not require collateral on receivables.
      Property and Equipment — Property and equipment is recorded at cost. Improvements and replacements that extend the useful life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets as follows:

Office equipment	3-15 years
Laboratory equipment	5-10 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term
      The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Based on the evaluations performed, the Company determined that the recorded property and equipment had not been impaired as of December 31, 2004 or 2003. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.
      Patent Costs — Patent application and maintenance costs are expensed as incurred.
      Share-Based Payments — In 2003, the Company elected to adopt the fair value based method of accounting for employee stock options as set forth in Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock-Based Compensation, using the retroactive restatement method described in SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under the fair value based method of accounting, compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period.
      Effective January 1, 2004, the Company adopted SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) which, among other things, requires nonpublic entities to use a calculated value, similar to the fair value based method of accounting set forth in SFAS No. 123. The adoption of SFAS No. 123(R) did not have a material impact on the Company’s results of operations or financial position.
      The Company utilizes the Black-Scholes option pricing valuation model to calculate the value of share-based payments in accordance with SFAS No. 123(R) (“calculated value”).
      Goodwill — Goodwill, which is not subject to amortization, has a balance of $3,739,870 at December 31, 2004 and 2003. Goodwill was evaluated at December 31, 2004 and 2003 for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The evaluation takes into account operating results, business plans, forecasts, and other relevant factors. To the extent impairments are identified, they would be

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
charged to operations in such period. Based on the evaluations performed, the Company determined that the recorded goodwill had not been impaired as of December 31, 2004 or 2003.
      Intellectual Property Rights — Intellectual property rights are acquisition-related intangible assets amortized over three years. The recoverability of these assets is reviewed annually, or when fact or circumstances indicate impairment may be present. Based on the evaluations performed, the Company determined that the recorded intellectual property rights had not been impaired as of December 31, 2004 or 2003.
      Deferred Debt Issue Costs — Direct costs incurred in connection with financing activities are amortized over the estimated lives of the obligations using the interest method. These costs include commissions, professional fees, and the calculated value of share-based payments made for financial advisory services.
      Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are identified for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Based on its history and consideration of other relevant factors, the Company establishes valuation allowances when it is more likely than not that the deferred tax assets will not be realized.
      Value of Financial Instruments — Other than described below, the Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash, accounts receivable, accounts payable and other accrued liabilities to approximate the fair value of the respective assets and liabilities at December 31, 2004 and 2003. Management believes the principal balance of its long-term debt, which is $7,000,745 and $3,867,245 higher than the carrying value at December 31, 2004 and 2003, respectively, is a better estimate of the fair value of that liability. The debt is carried net of unamortized discount.
      Comprehensive Income (Loss) — Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by stockholders and distributions to stockholders and is reported in the Consolidated Statement of Changes in Stockholders’ Equity (Deficit). Included in the Company’s comprehensive loss are net loss and foreign exchange translation adjustments.
      Foreign Currency Translation — The consolidated financial statements of the Company’s Canadian operations are translated into United States dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenue, expenses, and cash flows. Foreign currency translation gains and losses are excluded from results of operations and recorded as a separate component of accumulated other comprehensive loss within stockholders’ equity (deficit). Foreign currency transaction gains and losses are included in the consolidated statements of operations.
      Recent Accounting Pronouncements — In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions. SFAS No. 153 requires that exchanges of non-monetary assets are to be measured based on fair value and eliminates the exception for exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance. SFAS No. 153 will be effective for fiscal periods beginning after June 15, 2005. Management does not believe that the adoption of this standard will have a material impact on the Company’s financial position or results of operations.
      Reclassifications — Certain amounts previously reported have been reclassified to conform to the December 31, 2004 presentation.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	NET EARNINGS (LOSS) PER SHARE
      The Company presents “basic” earnings (loss) per share and, if applicable, “diluted” earnings per share pursuant to the provisions of SFAS No. 128, Earnings Per Share. Basic earnings (loss) per share is calculated by dividing net income or loss applicable to common stock (which reflects a charge of $1,604,352 for preferred stock dividends and accretion of beneficial conversion feature in 2004) by the weighted average number of common shares outstanding during each period.
      The calculation of diluted earnings per share would be similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and warrants, and the conversion of convertible securities, were issued during the period and appropriate adjustments were made for the application of the treasury stock method and the elimination of interest and other charges related to convertible securities.
      As of December 31, 2004, 2003 and 2002, there were 26,967,372, 20,311,644 and 18,365,783 shares of common stock potentially issuable upon the exercise of stock options and warrants and the conversion of convertible securities, respectively. However, diluted per share amounts have not been presented in the accompanying consolidated statement of operations because the Company had a net loss in 2004, 2003, and 2002 and the assumed effects of the exercise of all of the Company’s outstanding stock options and warrants and the conversion of all of its convertible securities would have been anti-dilutive.

4.	CELERA AgGen ACQUISITION
      In February 2002, the Company acquired (1) a canine and cattle genotyping business operating in Davis, California, and (2) a non-exclusive, perpetual world-wide license to certain cattle, swine and chicken database products; single nucleotide polymorphism (“SNP”) maps; and software, in a business combination involving affiliates of Applera Corporation (the “Celera AgGen Acquisition”). The Company is using these license rights to create diagnostic and selection tools for the detection of desirable production traits and longer term discovery product candidates in a livestock population.
      The cost of the Celera AgGen Acquisition was $43,530,847, consisting of 2,000,000 shares of the Company’s Series E Convertible Preferred Stock having an estimated fair value of $35,000,000; fixed amounts payable to the seller having a present value of $8,268,051; and acquisition costs of $262,796. The present value of the fixed amounts payable to the seller were determined using an effective interest rate of 5.75%, which was the prime rate plus 1% at the date of acquisition. The fixed amounts payable to the seller consist of $500,000 payable in 2002, $3,000,000 payable in 2003, $1,000,000 payable in 2004, and $500,000 payable each year thereafter through 2017. Such payments total $11,000,000. As of December 31, 2004, the liability recorded for the deferred fixed amounts payable was $5,709,076 with $1,495,000 payable within 12 months and the remaining $4,214,076 classified as long term. An employee of Applera Corporation served on the Company’s Board of Directors from the date of the Celera AgGen Acquisition until his resignation on April 27, 2005.
      The Company was required to make a payment of $1,000,000 to Celera following the receipt of $1,000,000 from the Monsanto Company in conjunction with a swine improvement agreement entered into June 1, 2004. This payment of $1,000,000 was recorded as cost of revenue in 2004. This agreement gives Monsanto an exclusive royalty-based license to use the Company’s porcine genetic database and the associated intellectual property. See Note 5 below for more information regarding this swine improvement agreement. The Company will provide consulting and support in the use of its database resource.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Also as part of the Celera AgGen Acquisition, the Company may be required to make contingent payments as follows:

(1) A royalty equal to 20% of all economic consideration derived from agreements deploying certain of the license rights and made within four years of the date of acquisition.

(2) A royalty equal to 3% of all economic consideration derived for 15 years from the date of acquisition under agreements deploying bovine elements of the license rights to the extent such royalty exceeds a cumulative amount of $500,000 annually.
      The Company will charge such contingent payments to operations when, and if, incurred.
      Amortization of the goodwill arising from the Celera AgGen Acquisition meets federal criteria for income tax deductibility and is being treated as such on the Company’s income tax returns. However, since the Company has accumulated net operating losses, a full valuation allowance has been provided against the benefit of such deductions for book purposes. See Note 11 for further tax information.
      The results of operations of Celera AgGen are included in the accompanying consolidated financial statements from the date of acquisition. The allocation of the purchase price is summarized below:

	Useful Life	Celera AgGen

Intellectual property rights	3 years	$38,268,051
Goodwill	Not applicable	3,739,870
Fixed assets	6-10 years	1,455,468
Inventory	Not applicable	67,458

Total purchase price allocation		$43,530,847

5.	COLLABORATIVE AGREEMENTS
      Monsanto Agreement — In 2004, the Company entered into a Swine Improvement Agreement with Monsanto Company, which gives Monsanto an exclusive royalty-based license to use the Company’s porcine genetic database, which consists of over 600,000 SNPs, and the associated intellectual property. The Company will provide consulting and support in the use of its database resource. Monsanto will be obligated to pay royalties to the Company if the research performed using the database creates product enhancements which generate increased revenues. The Company received $1,000,000 from Monsanto in June 2004 as an access fee for the database. The Company recorded deferred revenue upon receipt of the payment, and is amortizing the fee on a straight-line basis over the license exclusivity period of 5 years. The Company recognized revenue of $116,669 for the year ended December 31, 2004. $883,331 remains as deferred revenue at December 31, 2004.
      Wyeth Agreement — In 2002, the Company signed a Cross License Agreement with Wyeth, which further expanded the scope of research and development collaboration (as described in the 1999 Amended and Restated Collaboration Agreement noted below) and the sharing of discoveries and reagents with regard to Myostatin. This agreement increased the Company’s royalty entitlement under the JHU/ GI agreement by 2% for any of Wyeth’s net sales derived from the use of Myostatin for human therapeutic application if Wyeth utilizes MMI patented technology. In return, the Company shall pay to Wyeth a maximum royalty of 2% of net sales for the use of any Wyeth technology in commercializing Myostatin within the agricultural or veterinary fields. The first payment of $500,000 under the 1999 Agreement was made by Wyeth to the Company in July 2004 and was recognized as revenue in 2004. No other royalties have been paid or received under this agreement.
      Cargill Agreement — In 2002, the Company signed a Joint Development and Joint Marketing Agreement with Excel Corporation (a subsidiary of Cargill, Inc.) and Cargill, Inc. through its Caprock Business

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
unit (collectively “Cargill”). Under the agreement, the parties will jointly develop and commercialize SNP-based selection tools for the cattle industry to identify cattle that possess superior production traits or meat quality. As of December 31, 2004, all milestones have been completed under this agreement, and the Company has received an aggregate of $10,200,000. The Company recognized revenue relating to these milestone payments of $3,150,000, $5,690,000, and $1,360,000 for the years ended December 31, 2004, 2003, and 2002, respectively. Mr. William Buckner, President of Excel Corporation, currently serves on the Company’s Board of Directors.
      Myostatin Chicken Commercial Licensing — During 2000, the Company entered into Letters of Intent, Limited License and Option Agreements with two chicken producers in the United States. Additionally, the Company executed a similar agreement with a chicken producer for the territory of Mexico. The agreements include an option to license Myostatin technology in chicken on predefined terms upon the successful completion of large-scale trials. Through September 2004, the Company has received $500,000 in non-refundable fees from these agreements. The Company has recorded the $500,000 as deferred revenue. Based on anticipated progress of the project, the Company expects to recognize this $500,000 as revenue in 2006.
      These agreements could provide significant license fees to be received in the future pending successful trial results. In addition, the Company would receive 30% of the value added, for example, average weight gain over a pre-determined average weight (including but not limited to the incremental cost savings), as a result of the use of Myostatin technology.
      Royalty Agreements — In conjunction with its acquisition of the animal health immunopharmaceutical business of BioStar, Inc. in 2000 (now known as MetaMorphix Canada, Inc., a wholly-owned subsidiary of the Company), the Company entered into an agreement with Vaccine & Infectious Disease Organization (“VIDO”) in August 2000. This agreement gives the Company exclusive licenses for the Pasteurella Haemolytica Leukotoxin Vaccine and related technology in the non-infectious disease animal field. VIDO is a division of The University of Saskatchewan. The term of the agreement is from August 2000 to the later of (a) the expiration or invalidation of the last remaining licensed patents or (b) ten years from the date of first marketing of a product developed from the licensed patents. This agreement requires that the Company pay VIDO Technology on a quarterly basis for minimum royalty payments. The Company has recorded a liability for these royalties of $93,409 and $81,051 at December 31, 2004 and 2003, respectively.
      Agreement with The Johns Hopkins University and Genetics Institute, Inc. — In December 1994, the Company entered into a collaborative agreement with The Johns Hopkins University (“JHU”) and Genetics Institute, Inc. (“GI”), a wholly owned subsidiary of American Home Products Corporation (now Wyeth). The agreement was amended and restated in January 1999. The Amended and Restated Agreement provides the Company with the right to develop and commercialize, for agricultural and veterinary uses, certain Growth Differentiation Factors (“GDFs”) discovered by JHU while licensing human rights to Wyeth. Dr. Se-Jin Lee, a shareholder and scientific founder of the Company, has a laboratory at JHU.
      The Company is entitled to certain milestone payments and royalties from Wyeth related to growth differentiation factors (“GDF”). Wyeth is currently developing one of these factors called GDF-8 (Myostatin), a naturally occurring protein that regulates the development of skeletal muscle. The first payment of $500,000 under this agreement was made by Wyeth to the Company in July 2004, and was recorded as revenue by the Company in 2004.
      The Company was required under the agreement to make certain payments to JHU to support collaborative research during the term of the collaborative research agreement. The Company funded JHU sponsored research from January, 2001 to June 30, 2003. The collaborative research expenses were $0, $300,000 and $450,000 for the years ended December 31, 2004, 2003, and 2002, respectively.
      The Company is required to make annual payments to cover the administration of patent costs in addition to license fee payments to JHU for the animal rights to certain GDFs. Expenses of $5,000 were incurred for

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
each of the years ended December 31, 2004, 2003, and 2002 for the patent administration and license fee costs.
      United States Department of Agriculture (USDA) Agreement — In 1999, the Company signed a Co-operative Research and Development Agreement with the USDA in connection with the generation of Myostatin transgenic animals. Four transgenic pigs were born in 2002 as part of this program, to which further progeny have been born. Under this agreement, the Company made payments to the USDA of $94,000 for the year ended December 31, 2002. The Company had a payable of $127,000 as of December 31, 2004 and 2003 related to this program.
      Research and License Agreement with AviGenics, Inc. — In 1998, the Company entered into a Research and License Agreement with AviGenics, Inc. The Research and License Agreement was terminated in August 2001. The Company recorded a liability of $250,000 in 2000, which remains unpaid as of December 31, 2004, due to a difference in opinion on the amounts due.

6.	SHARE-BASED PAYMENT EXPENSE
      The consolidated statements of operations include the following share-based payment expense as calculated pursuant to the provisions of SFAS No. 123 for 2003 and 2002, and SFAS No. 123(R) for 2004:

	December 31,

	2004	2003	2002

Research and development	$644,797	$482,818	$430,317
General and administrative	2,715,518	2,537,323	2,357,792
Interest expense and accretion of debt discount	14,301,157	2,907,589	828,110
Debt issue costs	553,660	2,573,641	2,626,073

Total	$18,215,132	$8,501,371	$6,242,292

      Included in debt conversion expense in 2004 were warrants given as an inducement to convert from debt to preferred stock with a calculated value of $817,703.
      Share-based payments in the expense categories above include expense associated with stock options granted to employees and directors as compensation and to outsiders for services performed. In addition, share-based payment expense includes the expense recorded from the calculated value of warrants granted in connection with debt securities being issued and the expense recorded from the calculated value of penalty warrants granted, which is included in interest expense and accretion of debt discount. Penalty warrants are contractually granted when the Company fails to meet certain specified criteria, such as failure to repay the obligation when due, or failure to consummate an IPO within one year of the debt being issued.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
      Prepaid expenses and other current assets consist of the following:

	December 31,

	2004	2003

Deferred financing costs — net	$—	$98,565
Prepaid expenses	46,638	103,756
Supplies inventory	56,484	29,210

Total	$103,122	$231,531

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company capitalized deferred financing costs relating to short-term debt of $0 and $287,430 in 2004 and 2003, respectively. Amortization expense related to deferred debt issue cost was $98,565, $734,829 and $1,236,908 in 2004, 2003 and 2002, respectively.

8.	PROPERTY AND EQUIPMENT — NET
      Property and equipment consists of the following:

	December 31,

	2004	2003

Office equipment	$1,207,404	$983,852
Production equipment	1,221,825	1,221,825
Office equipment under capital lease	213,224	70,834
Laboratory equipment	337,089	310,879
Leasehold improvements	158,464	121,246

	3,138,006	2,708,636
Less: Accumulated depreciation	(1,056,337)	(678,744)

Total	$2,081,669	$2,029,892

      The Company recorded depreciation expense of $375,826, $340,917 and $261,364 for 2004, 2003 and 2002, respectively. Accumulated depreciation for equipment under capital leases was $23,114 and $20,117 as of December 31, 2004 and 2003, respectively.
      The Company acquired assets through capital leases in a non-monetary transaction in the amount of $152,194 and $49,901 in 2004 and 2003 respectively.

9.	INTELLECTUAL PROPERTY RIGHTS
      Acquired intangible assets subject to amortization as of December 31, 2004 and 2003 are as follows:

	December 31,

	2004	2003

Intellectual property rights	$38,268,051	$38,268,051
Less: Accumulated amortization	(36,142,048)	(23,386,032)

Total	$2,126,003	$14,882,019

      Amortization expense related to intangible assets was $12,756,015, $12,756,016, and $10,630,014 for 2004, 2003 and 2002, respectively. The Company estimates amortization expense for intellectual property rights at $2,126,003 for 2005.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	LONG-TERM DEFERRED DEBT ISSUE COSTS
      The long-term deferred debt issue cost activity in 2004 and 2003 is as follows:

Balance at January 1, 2003	$—
Calculated value of warrants granted	2,677,496
Other debt issue costs	1,176,404
Amortization to debt issue costs	(161,917)

Balance at December 31, 2003	3,691,983
Calculated value of warrants granted	2,765,531
Other debt issue costs	1,500,858
Amortization to debt issue costs	(1,478,292)

Balance at December 31, 2004	$6,480,080

      Other debt issue costs were related to commissions and other professional services. Warrants were granted for financial advisory service fees. These deferred debt issue costs are being amortized over the five year term of the notes.

11.	INCOME TAXES
      The Company accounts for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes, which provides for an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities represent the future tax consequences of the differences between the financial statement carrying amounts of assets and liabilities versus the tax bases of assets and liabilities. Under this method, deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards. Deferred liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The impact of tax rate changes on deferred tax assets and liabilities is recognized in the year that the change is enacted.
      The provision for income taxes consists of the following:

	Year Ended December 31,

	2004	2003	2002

Current:
Federal	$—	$—	$—
State	—

Total current	$—	$—	$—

Deferred:
Federal	(18,279,000)	(12,003,000)	(10,365,000)
State	(2,037,000)	(1,338,000)	(1,155,000)
Foreign	(195,000)	(230,000)	(122,000)

Total deferred	(20,511,000)	(13,571,000)	(11,642,000)

Change in valuation allowance, net of the effect of acquisitions	20,511,000	13,571,000	11,642,000

Provision for income taxes	$—	$—	$—

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of the temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows;

	December 31,

	2004	2003	2002

Deferred tax assets:
Stock Compensation	$5,475,000	$3,953,000	$1,777,000
Accrued Liabilities	1,568,000	1,095,000	680,000
Net Operating Loss	37,033,000	22,393,000	15,094,000
Intangible assets	10,181,000	6,441,000	2,852,000
Capital Loss	195,000	195,000	195,000
Foreign tax credit	841,000	646,000	416,000

	55,293,000	34,723,000	21,014,000

Deferred tax liabilities:
Depreciation	(238,000)	(179,000)	(41,000)

	(238,000)	(179,000)	(41,000)

Net deferred tax asset before allowance	55,055,000	34,544,000	20,973,000
Valuation allowance	(55,055,000)	(34,544,000)	(20,973,000)

Net deferred tax assets	$—	$—	$—

      Realization of deferred tax assets is primarily dependent on future taxable income, the amount and timing of which is uncertain given the Company’s history of losses. Therefore a valuation allowance has been recorded for the entire deferred tax asset. The valuation allowance is adjusted on a periodic basis to reflect management’s estimate of the realizable value of the net deferred assets.
      The reconciliation of the tax provision (benefit) computed at the statutory rate to the effective tax rate is as follows:

	Year Ended December 31,

	2004	2003	2002

Federal income tax rate	(35.00)%	(35.00)%	(35.00)%
Other	(4.85)%	(5.59)%	(4.95)%
Permanent tax differences	.04%	.03%	.03%
Change in valuation allowance	39.81%	40.56%	39.92%

Effective tax rate	0.00%	0.00%	0.00%

      As of December 31, 2004, the Company had federal net operating loss carryforwards of approximately $95,000,000 and capital loss carryforwards of approximately $500,000. The federal net operating loss carryforwards will expire from 2010 through 2024 and the capital loss carryforwards will expire in 2006.
      The Tax Reform Act of 1986 contains provisions that may limit the amount of NOL carryforwards that may be used in any given year if certain events, including a significant change in ownership, occur. If there should be a subsequent “ownership change” of the Company as defined, the ability to utilize its carryforwards could be restricted.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	COMMITMENTS AND CONTINGENCIES
      Leases and Royalty Agreements — The Company has office facilities and equipment under capital and operating leases. In addition, the Company has certain agreements that provide for minimum future royalty payments and sublease income. Future minimum payments for capital leases, noncancelable operating leases, and royalty agreements with terms in excess of one year, as well as expected minimum payments to be received from subleases with terms in excess of one year at December 31, 2004, are as follows:

	Capital	Operating	Sublease	Royalty
	Leases	Leases	Income	Agreements

2005	$39,477	$864,935	$(227,558)	$124,545
2006	42,390	964,261	(278,550)	166,060
2007	42,390	579,228	—	166,060
2008	42,390	437,825	—	166,060
2009	29,155	488,913	—	166,060
Thereafter	42,244	1,200,105	—	166,060

Total payments/(receipts)	238,046	4,535,267	(506,108)	954,845
Less: Amounts representing interest	(45,484)	—	—	—

Net payments/(receipts)	$192,562	$4,535,267	$(506,108)	$954,845

      The commitments for capital leases and operating leases set forth in the above table have not been reduced for anticipated sublease income.
      Rent expense under operating leases was $832,259, $764,517, and $547,444 for the years ended December 31, 2004, 2003, and 2002, respectively. Sublease income was $92,404, $7,190 and $0 for the years ended December 31, 2004, 2003, and 2002, respectively.
      The Company is currently leasing space in Savage, Maryland which it no longer occupies. This lease commenced on January 1, 2002 and will terminate on December 31, 2011. The Company currently subleases this space. This sublease commenced on December 1, 2004 and will terminate on December 31, 2011. MetaMorphix, Inc. has the option and intends to assign the lease to the sublessee and effectively terminate the lease on December 31, 2006.
      Litigation — Lawsuits and claims are filed from time to time against the Company and its subsidiaries in the ordinary course of business. Management of the Company, after reviewing developments to date with legal counsel, is of the opinion that the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.
      Director and Officer Indemnification — The Company’s certificate of incorporation provides that it will indemnify and hold harmless its officers, directors and others serving the corporation in various capacities to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify officers and directors in specified circumstances. As of December 31, 2004, there were no outstanding matters relating to director and officer indemnification.
      Management Compensation — The Company has entered into various agreements with certain employees which require payments totaling approximately $1,684,000 annually.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	DEBT
      The table below summarizes the short-term debt activity and year-end balances for 2004 and 2003:

SHORT-TERM NOTES PAYABLE	2004	2003

8% Private Placement Notes
Face amount, beginning of year	$3,640,987	$5,076,838
Proceeds from debt issuance	—	800,000
Issuance of new notes to satisfy accrued interest payable	19,876	153,549
Repayments	(748,249)	(235,000)
Conversion from (to) common stock	51,029	(2,154,400)
Conversion to preferred stock	(2,767,687)	—

Face amount, end of year	195,956	3,640,987

10.9% Private Placement Notes
Face amount, beginning of year	2,544,984	3,125,984
Issuance of new notes to satisfy accrued interest payable	84,198	176,390
Repayments	(910,371)	(295,759)
Conversion to common stock	—	(461,631)
Conversion to preferred stock	(739,409)	—

Face amount, end of year	979,402	2,544,984

Bridge Loans
Face amount, beginning of year	3,755,000	1,725,000
Proceeds from debt issuance	—	8,432,117
Repayments	(1,472,500)	(4,695,000)
Conversion to long-term debt	(2,112,500)
Conversion to common stock	—	(1,707,117)

Face amount, end of year	170,000	3,755,000

12% Bridge Loans from Related Parties
Face amount, beginning of year	280,000	—
Proceeds from debt issuance	—	560,000
Repayments	(30,000)	(280,000)

Face amount, end of year	250,000	280,000

Capital Lease Notes Payable	28,466	9,630

SHORT-TERM NOTES PAYABLE	$1,623,824	$10,230,601

      8.0% Private Placement Notes — These notes bear interest at 8.0%. Each holder has the right at maturity, or the closing of a firm commitment for an initial public offering, for the principal and interest to convert into common stock of the Company at the election of the holder at a discounted price determined by the level of participation in the offering. The discount ranges from 20% to 40%.
      The Company repaid $748,249 and $235,000 in the years ended December 31, 2004 and 2003, respectively. The Company converted $2,154,400, as well as accrued interest of $184,472, into 201,482 shares of common stock during the year ended December 31, 2003.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company converted $2,767,687 of 8% private placement notes as well as accrued interest of $239,610, into 683,477 shares of Series F Preferred stock of the Company in the year ended December 31, 2004. In connection with the 8% note conversion to Series F Preferred stock, the Company issued warrants to purchase 819,757 shares of common stock with an exercise price of $6.00 during the year ended December 31, 2004. The warrants expire in 2014 and had a calculated value of $659,923.
      The conversion of the 8.0% notes into the Series F Preferred stock in 2004 described above qualified as an induced conversion of convertible debt. The Company has recorded debt conversion expense in the amount of $2,613,102 in the year ended December 31, 2004, related to this induced conversion. This expense includes the calculated value of warrants granted. The conversion of the 8.0% notes into common stock in 2003 did not qualify as an induced conversion, since the conversion was based on the original terms of the note agreement.
      10.9% Private Placement Notes — These notes bear interest at 10.9%. As of December 31, 2004, each holder has the right to convert the principal and interest at a price of $4.00 per share.
      The Company repaid $910,371 and $295,759 in the years ended December 31, 2004 and 2003, respectively. The holders converted the principal of $461,631 as well as accrued interest of $29,532 into 30,697 shares of common stock of the Company in the year ended December 31, 2003. The holders converted the principal of $739,409 as well as accrued interest of $67,018 into 183,277 shares of Series F Preferred stock of the Company in the year ended December 31, 2004. In connection with the 10.9% note conversion to Series F Preferred stock, the Company issued warrants to purchase 195,995 shares of common stock with an exercise price of $6.00 during the year ended December 31, 2004. The warrants expire in 2014 and had a calculated value of $157,780.
      The conversion of the 10.9% notes into the Series F Preferred stock in 2004 described above qualified as an induced conversion of convertible debt. The Company has recorded debt conversion expense in the amount of $668,360 in the year ended December 31, 2004, related to this induced conversion. This expense includes the calculated value of warrants granted. The conversion of the 10.9% notes into common stock in 2003 did not qualify as an induced conversion, since the conversion was based on the original terms of the note agreement.
      Bridge Loans — The Company issued Series A-E Bridge Loans in 2003. The Series A Bridge Loans were issued in January and February of 2003 and totaled $1,150,000. These loans bear interest at 12% and are repayable 120 days from the original issue date. These loans were repaid in May and June of 2003. The Company issued warrants in connection with these loans to purchase 32,857 shares of common stock. These warrants had an initial exercise price of $14.00 and an allocated value of $15,208, which was recorded as interest expense in 2003. Due to the triggering of a contingently adjustable exercise price clause in the warrant document, the exercise price was adjusted down to $6.00. The calculated value of the exercise price adjustment was $12,804, which was recorded as additional interest expense in 2003.
      The Series B Bridge Loans were issued in March of 2003 and totaled $1,050,000. These loans bear interest at 12% and are repayable 45 days from the original issue date. These loans were repaid in April and May of 2003. The Company also paid penalty interest at a rate of 24% for the period the loans were past-due. The Company initially issued warrants in connection with these loans to purchase 420,000 shares of common stock, and then issued penalty warrants to purchase 150,000 shares of common stock, both with an initial exercise price of $12.00. Penalty warrants were issued as the Series B Bridge Loans were not repaid by the due date. The warrants had a calculated value of $278,319, which was recorded as interest expense in 2003. Due to the triggering of a contingently adjustable exercise price clause in the warrant document, the exercise price was adjusted down to $6.00. The calculated value of the exercise price adjustment was $230,527, which was recorded as additional interest expense in 2003. These warrants expire in 2013.
      The Series C, D, and E Bridge Loans were issued in May through July 2003 and totaled $5,975,000. The Company had amounts due under these loans of $0 and $3,505,000 at December 31, 2004 and 2003,

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
respectively. The loans bear interest at 12% and have a due date of December 31, 2003. The Company repaid $1,392,500 and $2,470,000 plus accrued interest during the years ended December 31, 2004 and 2003, respectively. The Company paid penalty interest at a rate of 18% on past-due balances. During the year ended December 31, 2004, holders of the Series C, D, and E Bridge Notes converted $2,112,500 plus accrued interest into $2,203,730 of 12.5% 5-year Private Placement Notes. In connection with the Series C, D, and E Bridge Loans, the Company issued warrants to purchase 2,390,000 of common stock with an initial exercise price of $12.00. These warrants expire in 2013, have an allocated value of $917,761, and were recorded as interest expense during the year ended December 31, 2003. The exercise price of these warrants was subsequently adjusted down to $6.00 due to the triggering of a contingently adjustable exercise price clause in the warrant document. The calculated value of this adjustment was $1,241,704, which was recorded as interest expense in 2003. During the year ended December 31, 2004, the Company also issued penalty warrants to purchase 3,325,000 shares of common stock with an initial exercise price of $6.00. Penalty warrants were granted because the Series C, D, and E Bridge Loans were not repaid in full by the due date. These warrants had a calculated value of $2,262,531 which was recorded as interest expense in 2004. The exercise price of the penalty warrants was adjusted to $4.00 in 2004 due to the triggering of a contingently adjustable exercise price clause in the warrant document. The calculated value of this adjustment was $1,777,950, which was recorded as interest expense in 2004.
      The Company issued warrants for advisory services in connection with the Series A-E Bridge Loans to purchase 2,400,000 shares of common stock with an exercise price of $12.00, which was subsequently adjusted down to $6.00 in 2003. These warrants expire in 2013. The calculated value of these warrants, including the adjustment to the exercise price, was $2,415,365 and was recorded as debt issue costs in 2003. The Company also issued additional warrants for advisory services to purchase 1,000 shares of common stock at an exercise price of $14.00. Subsequent to a triggering event, these warrants were adjusted to purchase 2,947 shares of common stock at an exercise price of $4.75. The value of these warrants was calculated to be $1,427 and was recorded as debt issue costs in 2003.
      Other Various Bridge Loans — The Company issued promissory bridge loans for $225,000 and $132,117 to an unrelated investor in December 2002 and January 2003, respectively. These loans bear interest at 8% with no stated maturity date. The Company converted $207,117 of these loans into 13,333 shares of common stock in January 2003. The Company repaid $80,000 of the remaining loan during the year ended December 31, 2004. The outstanding balance on this loan was $70,000 and $150,000 at December 31, 2004 and 2003, respectively.
      The Company issued a promissory bridge loan for $25,000 to an unrelated investor in March 2003. This loan bears interest at 12% with a 120 day stated maturity date. The Company repaid this loan in June 2003.
      The Company issued a promissory bridge loan for $100,000 to an unrelated investor in January 2003. This loan bears interest at 12% with no stated maturity date. The outstanding balance on this loan was $100,000 at December 31, 2004 and 2003.
      The Company issued five promissory bridge loans for an aggregate of $575,000 to various investors in February 2002. These loans bear interest at 20% and were repayable three weeks from the original issue dates. These loans were repaid in May 2002.
      For services provided in securing the five promissory bridge loans, the Company granted warrants to purchase 157,500 shares of the Company’s common stock, with a calculated value of $95,432 in 2002. The Company recorded the value of these warrants as deferred financing costs and amortized the entire balance as expense in 2002. The warrants have exercise prices ranging from $10.00 to $17.50 and expire in 2007.
      The lenders also received penalty warrants because the Company did not repay the loans on the original due dates. In connection with the penalty warrants, the Company issued warrants to purchase 847,500 shares

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of the Company’s common stock at exercise prices between $10.00 and $12.00, which expire in 2007. The Company valued these warrants at $493,537 and recorded their value as additional expense in 2002.
      For various fundraising services, the Company granted warrants to purchase 197,978 shares of the Company’s common stock, which have a calculated value of $370,596 and recorded their values as additional expense in 2002. The warrants have exercise prices ranging from $5.00 to $7.50 and expire between 2002 and 2012.
      Bridge Loans from Related Parties — The Company obtained bridge loans in May and June 2003 from directors totaling $560,000. The loans bear interest at 12%. The Company had outstanding amounts due from these loans of $250,000 and $280,000 at December 31, 2004 and 2003, respectively. The Company repaid $280,000 plus accrued interest in November, 2003. The Company repaid $30,000 plus accrued interest in February, 2004. In connection with these loans, the Company issued warrants to purchase 224,000 shares of common stock in 2003 with an exercise price of $12.00. The warrants had an allocated value of $94,891 which was recorded as interest expense in 2003. The exercise price was subsequently adjusted down to $6.00 due to a contingently adjustable exercise price clause in the warrant document. The calculated value of the exercise price adjustment was $116,377, which was recorded as interest expense in 2003. These warrants expire in 2013. In the year ended December 31, 2004, the Company issued penalty warrants to purchase 296,000 shares of common stock with an initial exercise price of $4.00 and $6.00. The penalty warrants had a calculated value of $264,193 which was recorded as interest expense in 2004. The exercise price of the $6.00 warrants was subsequently adjusted down to $4.00 due to a contingently adjustable exercise price clause in the warrant document. The calculated value of the exercise price adjustment was $88,764, which was recorded as interest expense in 2003. These penalty warrants were issued due to the past-due balances on the loans and expire in 2014. Also due to the past-due balances, the loans bear a penalty interest rate of 18% for the year ended December 31, 2004.
      Christian and Sharon Ahlmark Loans — The Company borrowed $1,500,000 in 2002 from Christian and Sharon Ahlmark, who are accredited, private investors unrelated to the Company. This bridge loan was due on April 3, 2003, and the loan agreement required the Company to either pay all unpaid principal and accrued but unpaid interest on the date due or issue such number of shares of common stock equal to the principal and accrued interest under this note at maturity date divided by $15.00 per share. This loan bears interest at 10.0%, which is the effective rate.
      Christian and Sharon Ahlmark also held an 8% Private Placement Note from the Company which totaled $400,000.
      The loans and accrued interest totaled $2,121,768 and were converted into 353,630 shares of common stock on December 8, 2003. The conversion rate was $6.00 per share, as opposed to the conversion rate in the original terms, which was $15.00 per share for the $1,500,000 bridge note, and $16.00 per share for the $400,000 8% note. This conversion qualified as an induced conversion, as such the Company recorded debt conversion expense in the amount of $1,276,038 for the year ended December 31, 2003. In connection with this conversion, the Company issued warrants to purchase 636,533 shares of common stock with an exercise price of $6.00 per share, that expire in 2013. The warrants had a calculated value of $473,421, which was included in the debt conversion expense for the year ended December 31, 2003.
      Additionally, for financial advisory services rendered in connection with the Ahlmark loans conversion to common stock, the Company granted certain financial advisors warrants to purchase 212,177 shares of common stock with an exercise price of $6.00, which expire in 2013. The warrants were valued at $157,806, which was recorded as debt issue costs for the year ended December 31, 2003.
      For services provided in securing the original bridge loan, the Company granted certain financial advisors warrants to purchase 275,000 shares of the Company’s common stock, valued at $391,182 in 2002. The Company recorded the value of these warrants as deferred financing costs. The Company has amortized

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$195,594 and $195,588 of these non-cash deferred financing costs as expense for the years ended December 31, 2003 and 2002, respectively. The warrants have exercise prices of $15.00 and expire in October 2007.
      The Company also issued penalty warrants to Christian and Sharon Ahlmark to purchase 63,653 shares of common stock with a calculated value of $44,117 during the year ended December 31, 2004. These warrants have an exercise price of $6.00 and expire in 2014. The penalty warrant grant was required due to the Company not completing an initial public offering within one year of the initial conversion agreement.
      Promissory Notes from Related Parties — The Company had amounts due to related parties of $964,498 and $999,498 as of December 31, 2004 and 2003, respectively. These notes are promissory notes with members of management and directors, bearing interest at prime plus 1%. Proceeds from these borrowings were used to fund continuing operations. The Company repaid $35,000 and $0 in the years ended December 31, 2004 and 2003, respectively.
      In the connection with the issuance of the promissory notes from related parties, the Company granted warrants to purchase 374,028 shares of the Company’s common stock, with an allocated value of $737,104 in 2002. The Company recorded the value of these warrants as interest expense for the year ended December 31, 2002. The warrants have exercise prices of $5.00 and expire in 2012.
      The table below summarizes the long-term debt activity and year-end balances for 2004 and 2003:

	2004	2003

LONG-TERM NOTES PAYABLE
12.5% Private Placement Notes
Face amount, beginning of year	$6,567,973	$—
Proceeds from debt issuance	6,607,939	6,567,973
Conversion from short-term notes including accrued interest of $91,230	2,203,730	—
Issuance of new notes to satisfy accrued interest payable	820,989	—

Face amount, end of year	16,200,631	6,567,973

Unaccreted debt discount, beginning of year	(3,867,245)	—
Debt discount from allocated value of warrants granted	(4,934,571)	(4,070,784)
Accretion of discount to interest expense	1,801,071	203,539

Unaccreted debt discount, end of year	(7,000,745)	(3,867,245)

12.5% Notes net outstanding balance, end of year	9,199,886	2,700,728

Note Payable to Wyeth
Face amount, beginning and end of year	2,200,000	2,200,000

LONG-TERM NOTES PAYABLE, net of debt discount	$11,399,886	$4,900,728

      12.5% Private Placement Notes — These notes bear interest at 12.5%. As of December 31, 2004, each holder has the right to convert the principal and interest at a price of $4.00 per share. These notes mature between November 2008 and March 2009.
      In connection with the issuance of the 12.5% Notes in 2004 and 2003, the Company granted warrants to purchase 4,360,250 and 3,283,956 shares of common stock, respectively. These warrants had an exercise price of $6.00 per share, expire in 2014 and 2013, and had an allocated value of $2,797,723 and $2,240,641, in 2004 and 2003, respectively. The value of these warrants was recorded as a debt discount to be amortized over the

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
life of the debt. In addition, these convertible notes with detachable warrants contained an embedded beneficial conversion feature. The Company calculated the value of this beneficial conversion feature to be $2,136,848 and $1,830,143 relating to the notes issued in 2004 and 2003, respectively. This value was recorded as additional discount and will be amortized over the life of the debt.
      During the second quarter of 2004, a triggering event occurred which caused an adjustment in the terms of the warrants which were issued in connection with the 12.5% notes. This adjustment caused the exercise price of the warrant issued to decrease from $6.00 to $4.00 per share. It also caused the number of warrants to increase by 50%, from 7,644,206 to 11,466,309. Additional interest expense of $9,208,160 was recorded in 2004 as a result of the adjustment. Future adjustments could occur due to the full-ratchet clause in the warrant agreements for those warrants issued in connection with the 12.5% notes.
      Amortization expense relating to the debt discounts, both the value of the warrants granted as well as the beneficial conversion feature, was $1,801,071 and $203,539 for the years ended December 31, 2004 and 2003, respectively.
      Based on the terms of the 12.5% notes, the Company is required to issue penalty warrants to the 12.5% noteholders if an initial public offering has not been completed within one year of the date of the notes. The Company issued penalty warrants to purchase 1,614,582 shares of common stock as of December 31, 2004, each with an exercise price of $8.00 per share, which expires in 2014. These warrants were valued at $655,443 and were expensed as interest expense in 2004. Since the Company has not completed an initial public offering by March 31, 2005, the Company is required to issue additional warrants to purchase 1,461,346 shares of common stock, each with an exercise price of $8.00 per share in 2005. Based on the warrant exchange discussed in Note 18 to the consolidated financial statements, the warrant exchange completed by the Company in 2005 served to amend the terms of the original note agreement. The amendment was to eliminate the obligation to issue penalty warrants into the future.
      The Company also issued warrants to purchase 700,000 and 3,600,000 shares of common stock in the years ended December 31, 2004 and 2003, respectively, for advisory services in connection with obtaining the 12.5% Note financing. The warrants had an exercise price of $6.00 per share, expire in 2014 and 2013, had a calculated value of $466,228 and $2,677,496 and were recorded as deferred financing costs in the years ended December 31, 2004 and 2003, respectively, to be amortized over the life of the debt. During the second quarter of 2004, a triggering event occurred which caused an adjustment in the terms of the warrants for advisory services in connection with the 12.5% notes. This adjustment caused the exercise price of the warrant issued to decrease from $6.00 to $4.00 per share, and the Company recorded an additional $2,299,304 in deferred financing costs associated with the adjustment in the year ended December 31, 2004. Amortization expense relating to the deferred financing cost was $991,793 and $133,875 for the years ended December 31, 2004 and 2003, respectively.
      Based on the terms of the 12.5% notes, accrued interest is due and payable on the one year anniversary date of the notes. The interest is payable in cash or in the form of identical new notes, at the option of the Company. The Company has satisfied the interest payment on those notes with an anniversary date before December 31, 2004 by issuing identical 12.5% notes in the amount of $820,989.
      Note Payable to Wyeth — In February 1998, the Company entered into a $2,000,000 promissory note agreement with Wyeth’s predecessor, Genetics Institute, Inc. The note bears interest at the prime rate, 5.25% and 4.00% at December 31, 2004 and 2003, respectively. In August 1998, the Company obtained an additional $200,000 under this note. In January 1999, the due date of the note was extended to January 1, 2005. Wyeth received the right to have the note satisfied by receipt of shares at either (a) 125% of the IPO price if shares are publicly traded or (b) a price to be negotiated in good faith by the two parties before December 31, 2004. The Company has recorded accrued interest of $988,601 and $891,771 as of December 31, 2004 and 2003, respectively, related to this debt. In April 2005, the Company obtained an extension on the due date of the

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$2,200,000 note which was originally due on January 1, 2005. The new due date is January 1, 2008, and as such, the Company has classified the debt and related accrued interest as long-term on the consolidated balance sheet as of December 31, 2004.
      Maturities — Aggregate maturities of long-term notes payable for each of the next five years are as follows:

Long-Term Notes
Payable

2005	$—
2006	—
2007	—
2008	8,767,973
2009	9,632,658
Thereafter	—

Total	18,400,631
Unaccreted discount	(7,000,745)

Total long-term notes payable	$11,399,886

14.	STOCKHOLDERS’ EQUITY (DEFICIT)
      Convertible Preferred Stock — Preferred stock issued by the Company ranks senior to all other classes of stock as to liquidation, dissolution, or winding up of the Company. Each share of preferred stock is entitled to the number of votes per share on each action as is equal to the number of shares of common stock into which each share of preferred stock is convertible. The following table summarizes the terms of each class of stock:

	Liquidation		Liquidation	12/31/04		12/31/03
Preferred	Preference	Conversion	Value at	Shares	12/31/04	Shares	12/31/03
Stock	Amount	Rate	12/31/04	Outstanding	Book Value	Outstanding	Book Value

Series A	$5.84	1.000	$5,850,001	1,001,000	$5,850,001	1,001,000	$5,850,001
Series B	$2.50	1.000	$500,000	200,000	$500,000	200,000	$500,000
Series C	$2.50	1.000	$1,786,653	714,661	$1,753,503	714,661	$1,753,503
Series D	$15.00	1.000	$400,005	26,667	$360,017	26,667	$360,017
Series E	$17.50	4.375	$35,000,000	2,000,000	$35,000,000	2,000,000	$35,000,000
Series F	$4.40	1.000	$8,071,536	1,834,440	$7,699,890	—	$—
Series G	$25.00	2.105	$36,538,675	1,461,547	$8,106,276	—	$—

				7,238,315	$59,269,687	3,942,328	$43,463,521

      With the exception of the Series G preferred shares, preferred stock holders are entitled to receive dividends at the same rate as dividends are paid with respect to the common stock. Each share of preferred stock shall be treated as being equal to the number of shares of common stock into which each share of preferred stock is then convertible in determining the dividend for the preferred stock.
      In April 2004, the Company completed a rights offering to all existing shareholders to purchase its Series F convertible preferred stock at a price of $4.40 per unit. Series F convertible preferred stock converts to common stock at a one-to-one basis upon an IPO. Rights to purchase units representing 352,156 shares of Series F convertible preferred stock and warrants to purchase 387,364 shares of common stock were issued for $1,549,490, less commissions of $77,123. The warrants have an exercise price of $6.00, and an allocated value of $289,171.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In May 2004, the Company entered into a Repayment, Option, and Consent Agreement with Applera Corporation where the Company paid $1,000,000 to Applera for the right and option to repurchase 500,000 of the Company’s Series E Preferred stock at the original price of $17.50 per share. Additionally, Applera, as holder of the then senior Series E Preferred Stock, gave its consent for the Company to issue the Series G Preferred stock. The Company completed the Celera AgGen Acquisition (see note 4) from Applera in 2002.
      Also in 2004, the Company raised $12,464,865 through the sale of 1,461,547 shares of its Series G convertible preferred stock. Series G convertible preferred stock is convertible to shares of common stock as is obtained by multiplying the Preferred G shares by $10.00 and dividing the result by $4.75. In connection with this offering, the Company issued warrants to purchase 1,538,440 shares of common stock at an exercise price of $6.00 and warrants to purchase 311,631 shares of common stock at an exercise price of $4.00. These warrants expire in 2009. The amount allocated to warrants was $1,226,887. The Company also issued warrants to purchase 561,579 shares of common stock for advisory services performed in the offering. These warrants have an exercise price of $6.00 and expire in 2009. The calculated value of these warrants was $414,345.
      The Series G convertible preferred stock accrues annual dividends at the rate of $0.90 per share, payable upon liquidation or conversion, either in cash or in common stock at the holder’s option. The Company has accrued $490,222 as dividends payable at December 31, 2004.
      In 2004, certain of the Company’s 10.9% and 8% private placement note holders accepted an offer to convert their remaining outstanding balance of $3,507,096 principal amount of notes plus accrued interest into 867,205 shares of Series F convertible preferred stock and warrants to purchase 1,015,753 shares of common stock. The warrants have an exercise price of $6.00, expire in 2014, and had a calculated value of $817,703.
      In 2004, certain investors who converted debt to common stock in 2003 re-negotiated the original conversion and converted to Series F convertible preferred stock. The Company issued 615,079 shares of Series F convertible preferred stock relating to these re-conversions, and reversed the conversion of 392,694 shares of common stock.
      In addition, both the rights offering of the Series F and the offering of the Series G preferred stock contain a beneficial conversion feature as defined in Emerging Issues Task Force Abstract (“EITF”) No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. The calculated value associated with the beneficial conversion feature was $71,932 for the Series F preferred stock and $1,042,198 for the Series G preferred stock. The Company immediately recognized the beneficial conversion feature as a deemed dividend in 2004.
      Shares of preferred stock are convertible at any time prior to mandatory conversion at the option of the holder thereof into shares of common stock at the conversion rate shown above. The conversion rates are subject to adjustment upon the occurrence of certain dilutive events. Upon certain criteria being met, the preferred stock shall be automatically converted into common stock at the conversion rates in the event of the Company’s initial public offering. Moreover, in the event of voluntary conversion by holders of a stated percentage of the originally issued shares of a particular series of preferred stock, other holders are automatically converted. The stated percentage for Series A through D preferred stock is 85%, the stated percentage for Series E preferred stock is 75%, and the stated percentage for Series G preferred stock is 50%. The Series F preferred stock is not subject to automatic conversion in the event of a voluntary conversion by holders of a percentage of the originally issued shares.
      Upon any liquidation, dissolution, or winding up of the Company, the holders of shares of the outstanding series of preferred stock are entitled liquidation preferences in the following amounts and order: (1) the Series G convertible preferred stock of $25.00 per share, (2) the Series E convertible preferred stock of $17.50 per share, (3) the Series A convertible preferred stock of $5.84 per share, (4) the Series B convertible preferred stock of $2.50 per share, (5) the Series C convertible preferred stock of $2.50 per share, (6) the Series D convertible preferred stock of $15.00 per share, and (7) the Series F convertible preferred stock of

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$4.40 per share, respectively, in each case together with any accrued but unpaid dividends thereon and subject to payment of such greater amount per share as would have been payable had each such share been converted to common stock immediately prior to liquidation, dissolution, or winding up of the Company. Upon the receipt of the full amount of the foregoing liquidation value per share, the holders of the preferred stock are not entitled to participate in any further distributions in connection with the liquidation, dissolution, or winding up of the Company.
      The liquidation preference of Series G preferred stock over Series E preferred stock is limited to the greater of $10.00 per share, or such amount per share as would have been payable had each share of Series G preferred stock been so converted immediately prior to such liquidation plus all accrued and unpaid dividends on such share up to and including the date on which payment shall be made to the holder of such share with respect to such liquidation. Thereafter, the holders of Series E preferred stock have a liquidation preference ahead of all other classes of stock.
      Common Stock — The holders of common stock are entitled to receive dividends when and as declared by the Board of Directors (the “Board”) out of funds legally available therefor. Upon dissolution of the Company, the holders of common stock are entitled to share, pro rata, in the Company’s net assets after payment of, or provision for, all debts and liabilities of the Company and after provision for any class of preferred stock or other senior security which may be issued by the Company. Each share of common stock is entitled to participate on a pro rata basis with each other share of such stock in dividends and other distributions declared on common stock.
      The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and may not cumulate their votes for the election of directors. The holders of common stock do not have preemptive rights to subscribe for additional shares of any class that may be issued by the Company, and no share of common stock is entitled in any manner to any preference over any other share of such stock.
      The Board authorized an amendment to the Company’s certificate of incorporation increasing the number of authorized shares of common stock to 50,000,000 in 2003, and 75,000,000 in 2004.
      Share-Based Payments — Collectively, warrants and stock options comprise share-based payments.
      Warrants — Warrants are granted to non-employees in connection with financings or services provided to the Company. Stock warrant information is set forth below:

	Warrants

		Weighted
		Average
		Exercise
	Shares	Prices

Outstanding January 1, 2002	1,646,948	$0.59
Granted	2,140,230	9.46
Exercised	(66,397)	0.58
Canceled	(10,000)	7.50

Outstanding December 31, 2002	3,710,781	$5.69
Granted	13,352,470	4.97

Outstanding December 31, 2003	17,063,251	$5.13
Granted	19,211,355	4.75
Exercised	(3,625)	0.35
Canceled	(7,580,000)	4.60

Outstanding December 31, 2004	28,690,981	$5.01

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Stock Options — The Company has a nonqualified stock option plan and an incentive stock option plan that were established in December 1995 and November 1996, respectively.
      The plans permit the grant of share options to its officers, employees, directors, and consultants for up to a combined 11,050,000 shares of stock. Option awards are generally granted with an exercise price equal to the market value of the Company’s stock at the date of grant and generally vest based on 4 years of continuous service and have 10-year contractual terms. The plans are combined for disclosure purposes due to the similar characteristics. The compensation cost that has been charged against income for those plans was $3,360,315, $3,020,141, and $3,616,219 for 2004, 2003, and 2002, respectively.
      The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the weighted average assumptions noted in the following table. Expected volatility is based on the average historical volatilities on the stock of 15 companies in the agricultural and biotech industries that are publicly traded. The average historical volatilities were calculated using the time period corresponding to the vesting period. The Company uses historical data to estimate a weighted-average percentage of forfeitures within the valuation model. The expected term of options granted represents the period of time the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the U.S. Treasury constant maturities in effect at the time of the grant and for instruments with a life equal to the vesting period of the grant.

	2004	2003	2002

Expected volatility	49%	55%	56%
Expected dividends	0%	0%	0%
Expected term (in years)	4	4	4
Risk-free rate	3.11%	2.54%	3.46%
      A summary of option activity under the plans for the three years ended December 31, 2004 is presented below:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
Options	Shares	Price	(In Years)	Value ($)

Outstanding at January 1, 2002	2,555,436	$1.75
Granted	1,747,766	7.56
Exercised	(10,186)	0.29
Forfeited or expired	(11,000)	0.70

Outstanding at December 31, 2002	4,282,016	$4.13	8.13	$754,223
Granted	1,111,750	3.45
Exercised	(12,000)	0.02
Forfeited or expired	(74,840)	1.22

Outstanding at December 31, 2003	5,306,926	$3.97	7.60	$1,689,519
Granted	3,833,319	4.00
Exercised	(8,896)	1.13
Forfeited or expired	(175,947)	3.94

Outstanding at December 31, 2004	8,955,402	$3.70	7.65	$3,589,433

Exercisable at December 31, 2004	4,474,112	$3.30	6.44	$3,482,909

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The weighted-average grant-date fair value of options granted during the years 2004, 2003 and 2002 was $1.54, $3.24 and $3.00, respectively. The total intrinsic value of options exercised during the years ended December 31, 2004, 2003 and 2002, was $15,422, $2,760 and ($109), respectively.
      A summary of the status of the Company’s nonvested shares as of December 31, 2004, 2003 and 2002, and changes during the years then ended are presented below:

		Weighted-
		Average
		Grant-Date
Nonvested Shares	Shares	Fair Value

Nonvested at January 1, 2002	1,425,454	$2.18
Granted	1,747,766	3.00
Vested	(1,315,596)	2.70
Forfeited	(11,000)	0.38

Nonvested at December 31, 2002	1,846,624	$2.62
Granted	1,111,750	3.24
Vested	(1,139,710)	2.88
Forfeited	(70,977)	4.57

Nonvested at December 31, 2003	1,747,687	$2.95
Granted	3,833,319	1.54
Vested	(937,019)	2.73
Forfeited	(162,697)	2.17

Nonvested at December 31, 2004	4,481,290	$1.82

      As of December 31, 2004, 2003 and 2002 there was $7,090,272, $4,965,892, and $4,423,793 of total unrecognized compensation cost, respectively, related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a period of four years. The total fair value of shares vested during the years ended December 31, 2004, 2003 and 2002 was $2,561,528, $3,286,984, and $3,547,509, respectively.
      During the years ended December 31, 2004 and 2003, the Company repriced 688,000 options held by employees. These options had originally been granted during 2002 and 2003 at a price of $7.50 and $10.00, respectively. On December 15, 2003, these options were repriced to $7.00. As a result of that modification, the Company recognized additional compensation expense of $27,842 for the year ended December 31, 2003. On June 28, 2004, these same options were again repriced to the estimated fair value of the Company’s common stock at that date of $4.00. As a result of that modification, the Company recognized additional compensation expense of $125,480 for the year ended December 31, 2004.
      During 2004, the Company offered an election for option modification to Maryland and Canada employees to be made effective as of May 26, 2004. Under this modification, certain employees elected to receive 397,469 total additional options at an exercise price of $4.00, the estimated fair value of the Company’s common stock at that date. As a result of that modification, the Company recognized additional compensation expense of $94,793 for the year ended December 31, 2004. Under this same election, certain employees chose to reprice 101,000 total options to $4.00. As a result of that modification, the Company recognized additional compensation expense of $21,426 for the year ended December 31, 2004.
      Warrant Exchange — On November 30, 2004, the Company signed a warrant exchange agreement with a financial advisor who facilitated various debt and equity offerings in 2003 and 2004. The exchange agreement called for warrants issued to purchase 6,700,000 shares of common stock to be exchanged for common stock at

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
an exchange ratio of 1.4. This agreement was the first step in the investor warrant exchange program which was completed in April 2005. See note 18 to the financial statements. This exchange offer was sent to all investors who had warrants to purchase common stock, whether from debt or preferred stock investments. In connection with consulting on this proposed investor warrant exchange, the Company granted additional warrants to purchase 1,000,000 shares of common stock to the financial advisor in 2004. These warrants had a calculated value of $457,422 and were recorded as consulting expense in 2004. On December 30, 2004, the Company’s financial advisor elected to exchange warrants to purchase 7,580,000 shares of common stock, out of its total warrants to purchase 7,700,000 shares of common stock, for 5,414,286 shares of the Company’s common stock. There was no expense associated with this transaction.

15.	401(K) BENEFIT PLAN
      The Company has a 401(k) retirement plan for the benefit of qualified employees. All full-time employees are eligible to participate and may contribute a portion of their compensation to the plan.

16.	BUSINESS SEGMENTS
      The Company operates in three industry segments: Growth Differentiation Factors, Livestock Genomics and Immunopharmaceuticals. All segments are dedicated to discovering and commercializing multiple technology platforms to improve the food supply and human health. The Growth Differentiation Factors business unit operates in Maryland with revenue generated in Maryland through the development and commercialization of companion animal health and livestock production for Growth Differentiation Factor discoveries. The corporate headquarters is also located at the Maryland facility, and since no discrete financial information exists to separate the corporate activities from that of the Growth Differentiation Factors segment, they are presented together in the table below. The Livestock Genomics business unit operates in California with revenue generated in California through the pioneering of the use of genome information to accelerate human disease diagnostics and drug discoveries. The Immunopharmaceuticals business unit operates in Canada and develops products that have the potential to enhance productivity in food animals. Immunopharmaceuticals does not generate revenue at this time.
      MetaMorphix, Inc.’s President is the chief operating decision maker. The segment structure corresponds to the Company’s subsidiary structure. The three segments relate to the Company’s technology platforms and its three distinct business opportunities: livestock genomics in the Genomics segment, and human biopharmaceuticals and livestock biopharmaceuticals in the Growth Differentiation Factors segment. The Immunopharmaceuticals segment is primarily a research and development segment.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Segment Information

	2004

	Corporate/Growth	Genomics	Immunopharm
	-Maryland	-California	-Canada	Total

Revenues from external customers	$500,000	$5,204,796	$—	$5,704,796
Interest revenue	14,101	—	—	14,101
Interest expense	18,707,999	286,929	3,783	18,998,711
Depreciation and amortization	45,365	13,045,554	40,922	13,131,841
Segment profit (loss)	(35,792,816)	(16,491,959)	101,313	(52,183,462)
Other significant noncash items:
Preferred stock issued for business combination	—	—	—	—
Deferred Celera purchase obligation	—	—	—	—
Debt converted into equity	2,294,919	—	—	2,294,919
Purchase of fixed assets under capital lease	152,194	—	—	152,194
Value of warrants issued for advisory services	3,682,819	—	—	3,682,819
Capital lease disposal	—	—	—	—
Segment assets	11,364,668	3,855,390	268,779	15,488,837
Expenditures for segment assets:
Cash payments for property, plant & equipment	184,076	82,031	14,932	281,039
Capital lease additions to property, plant & equipment	152,194	—	—	152,194
Segment loss
Total (loss) profit for reportable segments	(35,792,816)	(16,491,959)	101,313	(52,183,462)
Elimination of intersegment profits	(1,219,585)	—	1,219,585	—

Net (loss) profit	$(37,012,401)	$(16,491,959)	$1,320,898	$(52,183,462)

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Segment Information

	2003

	Corporate/Growth	Genomics	Immunopharm
	-Maryland	-California	-Canada	Total

Revenues from external customers	$—	$7,406,743	$—	$7,406,743
Interest revenue	—	7,189	—	7,189
Interest expense	4,845,210	329,396	14,690	5,189,296
Depreciation and amortization	30,081	13,026,966	39,886	13,096,933
Segment profit (loss)	(21,379,630)	(12,946,655)	91,135	(34,235,150)
Other significant noncash items:
Preferred stock issued for business combination	—	—	—	—
Deferred Celera purchase obligation	—	—	—	—
Debt converted into equity	4,720,068	—	—	4,720,068
Purchase of fixed assets under capital lease	49,901	—	—	49,901
Value of warrants issued for advisory services	5,093,330	—	—	5,093,330
Capital lease disposal	(13,592)	—	—	(13,592)
Segment assets	7,944,879	16,670,858	276,037	24,891,774
Expenditures for segment assets:
Cash payments for property, plant & equipment	15,640	5,228	—	20,868
Capital lease additions to property, plant & equipment	49,901	—	—	49,901
Segment loss
Total (loss) profit for reportable segments	(21,379,630)	(12,946,655)	91,135	(34,235,150)
Elimination of intersegment profits	(1,230,318)	—	1,230,318	—

Net (loss) profit	$(22,609,948)	$(12,946,655)	$1,321,453	$(34,235,150)

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Segment Information

	2002

	Corporate/Growth	Genomics	Immunopharm
	-Maryland	-California	-Canada	Total

Revenues from external customers	$5,285	$2,758,164	$14,343	$2,777,792
Interest revenue	3,194	22,532	—	25,726
Interest expense	1,238,078	1,338	4,694	1,244,110
Depreciation and amortization	26,013	10,832,089	33,276	10,891,378
Segment profit (loss)	(14,790,667)	(13,081,483)	73,018	(27,799,132)
Other significant noncash items:
Preferred stock issued for business combination	35,000,000	—	—	35,000,000
Deferred Celera purchase obligation	—	8,565,174	—	8,565,174
Debt converted into equity	6,993,957	—	—	6,993,957
Purchase of fixed assets under capital lease	—	—	—	—
Capital lease disposal	—	—	—	—
Segment assets	4,657,234	29,697,649	256,911	34,611,794
Expenditures for segment assets:
Cash payments for property, plant & equipment	47,599	792,243	—	839,842
Celera purchase of property, plant & equipment	—	1,455,568	—	1,455,568
Segment loss
Total (loss) profit for reportable segments	(14,790,667)	(13,081,483)	73,018	(27,799,132)
Elimination of intersegment profits	(985,745)	—	985,745	—

Net (loss) profit	$(15,776,412)	$(13,081,483)	$1,058,763	$(27,799,132)

17.	RELATED PARTY TRANSACTIONS
      In the opinion of management, all transactions with related parties have been conducted on terms which are fair and equitable; however the transactions are not necessarily on the same terms as those which would have been made between wholly unrelated parties.
      Directors and Employees — Mr. Fergus Reid is a current member of the Company’s board of directors and is also a note holder of the Company’s 12.5% private placement notes. Mr. Reid’s note is for $100,000 and is dated February 19, 2004. The note has accrued but unpaid interest of $10,972 as of December 31, 2004.
      Mr. Howard Minigh is a current member of the Company’s board of directors and a holder of 11,725 shares of the Company’s Series G preferred stock. Mr. Minigh received warrants to purchase 12,342 shares of common stock at an exercise price of $6.00, and warrants to purchase 2,500 shares of common stock at an exercise price of $4.00. These warrant grants were in accordance with the Series G terms.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Mr. Sam Dunlap served as a financial advisor to the Company and secured financing for the Company during his term as a director between January 14, 2000 and August 27, 2002. A retainer fee of $10,000 per month is payable to him from November 1999 to June 2004 for services as a financial advisor. These retainer fees remain unpaid as of December 31, 2004. During 2002, Mr. Dunlap also received a grant of 275,000 nonqualified stock options at an exercise price of $8.00 for financial advisory services provided, which had a calculated value of $771,967. Mr. Dunlap was also granted 265,616 warrants in 2002 at an exercise price of $5.00 for financial advisory services, which had a calculated value of $523,454.

18.	SUBSEQUENT EVENTS
      Series G Convertible Preferred Stock — The Company raised $610,000 through the sale of 71,518 shares of its Series G preferred stock through April 2005. In connection with this offering, the Company issued warrants to purchase 90,535 shares of common stock. These warrants have an exercise price of $6.00 per share (75,282) and $4.00 per share (15,253), and expire in 2010. In addition, the Company paid a commission fee of $79,300 in connection with these investments, and granted warrants to purchase 22,593 shares of common stock for financial advisory services. These warrants have an exercise price of $4.00 per share and expire in 2010.
      Warrant Exchange — In February 2005, the Company sent an offer to each of its warrant holders to convert their outstanding warrants to common stock. The Company obtained a fairness opinion on the different exchange rates used for the different classes of warrants outstanding. The exchange rates ranged from 1.1 warrants per share to 65.6 warrants per share. Through April 21, 2005, the Company has exchanged warrants to purchase 21,588,726 shares of common stock for 10,781,523 actual shares of common stock at the election of the warrant holder.
      Loans from Directors — In February 2005, the Company obtained loans from directors in the amount of $70,000 for working capital needs. These loans bear interest at 10% and were payable at the earlier of: April 15, 2005; the date a certain milestone payment is received; or the date the Company obtains other financing in excess of $1,000,000. These loans are now past due and bear interest at the penalty rate of 15%.
      In March 2005, the Company obtained loans from a director in the amount of $300,000 for working capital needs. These loans bear interest at 12% and are payable at the earlier of: March 31, 2006; the date a certain milestone payment is received; or the date the Company obtains other financing in excess of $1,000,000.
      In March 2005, the Company obtained a bridge loan from an unrelated investor in the amount of $300,000 for working capital needs. This loan bears interest at 12% and is payable at the earlier of: March 30, 2006; the date a certain milestone payment is received; or the date the Company obtains other financing in excess of $1,000,000.
      In April 2005, the Company obtained a bridge loan from an unrelated investor in the amount of $250,000 for working capital needs. This loan bears interest at 10% and is payable on April 1, 2008.
      Additional 12.5% Note Issuance — Based on the terms of the 12.5% notes, accrued interest is due and payable on the one year anniversary date of the notes. The interest is payable in cash or in the form of identical new notes, at the option of the Company. In 2005, the Company issued additional identical 12.5% notes in the amount of $1,122,691 to satisfy accrued interest payable.
      Stock Option Exchange — In March 2005, the Company’s Board of Directors granted approval to Company management to pursue a stock option exchange program for the Company’s employees. The exchange program would consist of an offer for employees to exchange certain stock options for shares of restricted stock at a predetermined exchange rate. To date, a formal exchange plan has not yet been determined.

METAMORPHIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Debt Conversion — In April 2005, certain holders of the Company’s 10.9% promissory notes elected to convert $117,442 of note principal and $26,550 of accrued interest into 16,884 shares of the Company’s Series G Preferred stock. Warrants to purchase 17,771 shares of common stock at an exercise price of $6.00 per share and warrants to purchase 3,600 shares of common stock at an exercise price of $4.00 per share were granted in connection with this conversion.

PART III

ITEM 1.	INDEX TO EXHIBITS

Section	Document Name

3.1	Certificate of Incorporation of MetaMorphix, Inc., as amended.

3.2	Amended & Restated By-laws of MetaMorphix, Inc.

4.1	Form of 12.5% Convertible Promissory Note; Form of Convertible Secured Promissory Note; Form of Warrant to Purchase Common Stock of MetaMorphix, Inc.

10.1	Employment Agreement dated January 1, 1998 by and between Edwin C. Quattlebaum and MetaMorphix, Inc.

10.2	Employment Agreement dated as of May 31, 2004 by and between Thomas P. Russo and MetaMorphix, Inc.

10.3	Employment Agreement dated as of September 5, 2000 by and between Ronald Stotish and MetaMorphix, Inc.

10.4	Fourth Amended Consulting Agreement dated as of April 1, 2000 by and between Se-Jin Lee and MetaMorphix, Inc.

10.5	Amended and Restated 1996 Employees Incentive Stock Option Plan of MetaMorphix, Inc.

10.6	Amended and Restated 1995 Non-Qualified Officer, Director, Employee, and Consultant Stock Option Plan of MetaMorphix, Inc.

10.7	Sublease by and between Baxter Healthcare Corporation and MetaMorphix, Inc. dated as of October 18, 2004.

10.8	Lease Agreement by and between Columbia Acquisition, LLC and MetaMorphix, Inc. dated December 17, 2001.

10.9	Consent to Sublease by and between Columbia Acquisition, LLC and MetaMorphix, Inc. dated as of November 23, 2004.

10.10	Sublease by and between MetaMorphix and Chesapeake PERL, Inc. dated as of November 23, 2004.

10.11	First Amendment of Lease and Extension of Term Agreement by and between MMI Genomics, Inc. and Haussler Office Park, L.P. dated as of July 31, 2002.

10.13	Livestock Database License Agreement entered into as of February 28, 2002 (the “Livestock Database License Agreement”) by and between PE Corporation (NY) through the Celera Genomics Group and MetaMorphix, Inc. (Confidential treatment has been requested with respect to certain portions of this agreement)***

10.14	Amendments No. 1 to the Livestock Database License Agreement and Subscription Agreement made as of June 17, 2003 by and between Applera Corporation (successor to its wholly-owned subsidiary PE Corporation (NY) through the Celera Genomics Group and MetaMorphix, Inc.

10.15	Amendment No. 2 to the Livestock Database License Agreement dated as of August 29, 2003 by and between Applera Corporation (successor to its wholly-owned subsidiary PE Corporation (NY) through the Celera Genomics Group and MetaMorphix, Inc.

10.16	Amendment No. 3 to the Livestock Database License Agreement dated as of September 8, 2003 by and between Applera Corporation (successor to its wholly-owned subsidiary PE Corporation (NY) through the Celera Genomics Group and MetaMorphix, Inc.

10.17	Amendment No. 4 to the Livestock Database License Agreement dated as of October 1, 2003 by and between Applera Corporation (successor to its wholly-owned subsidiary PE Corporation (NY) through the Celera Genomics Group and MetaMorphix, Inc.

10.18	Amendment No. 5 to the Livestock Database License Agreement dated as of October 1, 2003 by and between Applera Corporation (successor to its wholly-owned subsidiary PE Corporation (NY) through the Celera Genomics Group and MetaMorphix, Inc.

10.19	Shareholders Agreement dated as of February 29, 2002 by and among MetaMorphix, Inc. and the shareholders listed therein.

Section	Document Name

10.20	Swine Improvement Agreement effective June 1, 2004 by and between Monsanto Company and MetaMorphix, Inc. (Confidential treatment has been requested with respect to certain portions of this agreement)***

10.21	Joint Development and Joint Marketing Agreement entered into as of May 6, 2002 by and between MetaMorphix, Inc., Excel Corporation and Cargill Inc. (Confidential treatment has been requested with respect to certain portions of this agreement)***

10.22	Cross-License Agreement entered into as of October 14, 2002 by and between Wyeth by and through Genetics Institute, L.L.C. and MetaMorphix, Inc.

10.23	Amended and Restated Collaboration Agreement dated as of January 26, 1999 by and among Genetics Institute, Inc., The Johns Hopkins University and MetaMorphix, Inc.

10.24	Promissory Note of February 9, 1998 of MetaMorphix, Inc., as Maker, payable to Genetics Institute, Inc. (the “Promissory Note”).

10.25	First Allonge to the Promissory Note of August 18, 1998 of MetaMorphix, Inc., as Maker, payable to Genetics Institute, Inc.

10.26	Second Allonge to the Promissory Note of October 30, 1998 of MetaMorphix, Inc., as Maker, payable to Genetics Institute, Inc.

10.27	Third Allonge to the Promissory Note of January 26, 1999 of MetaMorphix, Inc., as Maker, payable to Genetics Institute, Inc.

10.28	Fourth Allonge to the Promissory Note of April 28, 2005 of MetaMorphix, Inc., as Maker, payable to Genetics Institute, Inc.

10.29	Security Agreement of April 28, 2005 by and between Genetics Institute, LLC and MetaMorphix, Inc.

10.30	Limited Liability Company Agreement of Willmar/MetaMorphix Turkey Joint Venture, LLC dated as of September 4, 2002.

10.31	VIDO Technology (Confidential treatment has been requested with respect to certain portions of this agreement) ***

10.32	Genetic Technologies, Limited License Agreement (Confidential treatment has been requested with respect to certain portions of this agreement) ***

14.1	Code of Ethics

21.1	Subsidiaries of MetaMorphix, Inc.

SIGNATURES
      In accordance with Section 12 of the Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

METAMORPHIX, INC.

/s/ Edwin Quattlebaum

Edwin Quattlebaum
Chief Executive Officer and President
Date: May 2, 2005